Exhibit 99.1

2004 Reclassified MD&A and Annual Financial Statements

Exhibit 99.1

MANAGEMENT'S DISCUSSION & ANALYSIS
The Clorox Company
Years Ended June 30, 2004, 2003 and 2002
(In millions, except share and per share amounts)

EXECUTIVE OVERVIEW

The Clorox Company (the "Company") is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.2 billion. The Company markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley Ranch® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the Company manufactures products in more than 20 countries and markets them in more than 100 countries through its three business segments: Household Products – North America, Specialty Products and Household Products – Latin America/Other.

The Company is pleased about having met the expectations it set for fiscal year 2004 over a year ago, as it continues to strive for consistency in achieving its annual results. In fiscal year 2004, the Company delivered strong sales, earnings and cash flows by staying focused on its key strategies of driving growth, cutting costs everywhere, getting more customer focused and out-executing the competition. Here's how the Company delivered in fiscal year 2004 against its key strategies:

Drive Growth. First, the Company said that it would be driving growth through innovation and investment in established brands. In fiscal year 2004, the Company's sales increased 4% as compared to fiscal year 2003. The Company realized growth in six of its eight domestic business units as well as both the Latin America and Asia Pacific international businesses.

The Company believes that product innovation is vital to its growth strategy. One key to success in this area is getting closer to consumers earlier in the product-development process, and then applying what is learned to more quickly and efficiently develop products. The Company applied this knowledge and invested heavily in new products in its North American businesses, including Clorox® Bleach Pen® gel and Clorox ToiletWand ™ disposable toilet-cleaning system. Although the start-up costs impacted pretax earnings in these businesses for fiscal year 2004, the investment drove strong top-line growth.

Innovative measures commenced in the prior fiscal year paid off in fiscal year 2004. In fiscal year 2003, the Company recognized a significant opportunity to drive growth and innovation by combining the power of the Glad brand and organization with Procter & Gamble's ("P&G") strong research and development capabilities. An outcome resulting from this strategic combination was the launch of Glad ®Press'n Seal ™ sealable plastic wrap which had a favorable impact on sales in fiscal year 2004.

The Company also believes that investing in its established brands supports its growth strategy and continues to invest through spending on research and development, advertising, and consumer promotions.

Cut Costs Everywhere. Second, the Company said that it would fund growth initiatives through its priority to cut costs everywhere. As a result, in fiscal year 2004, the Company delivered $108 against its cost savings target of $100, of which more than 80% of the savings were realized in gross margin through a combination of trade spending efficiencies, reductions in unsaleables, and cost savings generated in the procurement and logistics areas. This was important as some of these savings were re-invested in advertising and research and development for established brands and new products, and partially offset higher commodity and manufacturing costs. This focus is now embedded in the Company's culture and the Company plans to continue to drive cost savings and margin enhancements as a part of its long-term strategy.

Get More Customer Focused. Third, the Company said it was going to accelerate its efforts to get more customer focused by being a premier supplier of leading brands in its categories, while providing value-added services to the Company's retail customers. The Company is working with customers such as Wal-Mart, Kroger and Home Depot, and was just recently invited by its retail partner, Target, to join their council of strategic partners. In fiscal year 2004, the Company continued to develop cross-functional capabilities to grow its customers' categories with its brands.

Out-Executing the Competition. Finally, the Company remained determined to out-execute the competition. The Company has completed its implementation of its new enterprise resource planning and customer relationship management data processing systems, which has resulted in significant one time working capital reductions and ongoing cost savings.

The Company believes the success of its strategies is reflected in the steady improvement of its sales and earnings over the past three fiscal years as well as its solid cash flows from operations for the same periods. For a more detailed analysis of the Company's fiscal year results, please refer to the "Results of Worldwide Operations" and "Financial Position and Liquidity" sections that follow.

FINANCIAL HIGHLIGHTS
The Clorox Company

Years Ended June 30	2004	2003	2002	% Change (1) 2003 to 2004	2002 to 2003
In millions, except share and per-share amounts					
Net sales	$ 4,162	$ 3,986	$ 3,859	4	3
Earnings from continuing operations	$ 490	$ 461	$ 304	6	52
Earnings from discontinued operations	59	32	18	84	77
Net earnings	$ 549	$ 493	$ 322	11	53
Net earnings per common share					
Basic					
Continuing operations	$ 2.31	$ 2.11	$ 1.31	10	61
Discontinued operations	0.28	0.15	0.08	90	88
Basic net earnings per common share	$ 2.59	$ 2.26	$ 1.39	15	63
Diluted					
Continuing operations	$ 2.28	$ 2.08	$ 1.29	9	61
Discontinued operations	0.28	0.15	0.08	89	88
Diluted net earnings per common share	$ 2.56	$ 2.23	$ 1.37	15	63
Weighted average common shares outstanding (in thousands)					
Basic	211,683	218,174	231,849	-3	-6
Diluted	214,371	220,692	234,704	-3	-6
Stockholders' equity	$ 1,540	$ 1,215	$ 1,366	27	-11
Dividends per common share	$ 1.08	$ 0.88	$ 0.84	23	5
Stockholders' equity per common share	$ 7.23	$ 5.69	$ 6.13	27	-7

(1)   Percentages based on unrounded numbers

(In millions, except share and per share amounts)

SHARE EXCHANGE AGREEMENT

As detailed in Note 2 in the Notes to Consolidated Financial Statements, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA's ("Henkel") interest in Clorox common stock on November 22, 2004. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company's outstanding common stock. The subsidiary transferred to Henkel contained Clorox's existing insecticides and Soft Scrub® cleanser businesses (jointly, the "operating businesses"), its 20% interest in the Henkel Iberica, S.A. ("Henkel Iberica") joint venture, and $2,095 in cash.

The Company has included the after-tax financial results of the operating businesses in discontinued operations for all periods presented and discussed herein. The Company's share of the financial results of Henkel Iberica is included as a component of other income (expense) in continuing operations.

RESULTS OF WORLDWIDE OPERATIONS

Management's discussion and analysis of the results of operations, unless otherwise noted, compares fiscal year 2004 to fiscal year 2003 and fiscal year 2003 to fiscal year 2002 on an unrounded basis. As described in Notes 1 and 2 in the Notes to Consolidated Financial Statements, certain reclassifications have been made to all periods presented to reflect the discontinued operations treatment of the operating businesses exchanged as part of the Henkel transaction.

CONSOLIDATED RESULTS

During fiscal year 2004, the Company continued to focus on four key priorities: driving growth, cutting costs everywhere, getting more customer focused, and out-executing the competition. This resulted in this fiscal year's volume, net sales and net earnings growth despite the slow economic recovery in the United States and intense competitive environment.

Diluted net earnings per common share increased to $2.56 in fiscal year 2004, from $2.23 in fiscal year 2003 and net earnings grew to $549 from $493 in the prior year. This improvement reflected increases in net earnings as well as a decrease in common shares outstanding during fiscal year 2004 due to repurchases of 5 million shares. Net earnings growth was principally due to volume and sales growth from new products and increased shipments of established brands. This growth was partially offset by commodity and other manufacturing costs increases.

Diluted net earnings per common share increased to $2.23 in fiscal year 2003 from $1.37 in fiscal year 2002, and net earnings grew to $493 from $322 in the prior year. The improvement in diluted net earnings per common share reflected a $239 improvement in pre-tax earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2003 due to repurchases of 12 million shares. Net earnings growth was principally due to volume and sales growth, reduced manufacturing costs, and a $151 reduction in restructuring and asset impairment charges versus fiscal year 2002. The Company had higher consolidated net sales and volumes driven by the introduction of new products and a focus on advertising investment.

Net sales in fiscal year 2004 increased by 4% to $4,162 compared to fiscal year 2003, driven by overall volume growth of 4%, resulting from new product introductions and increased shipments of established products. During the year the Company introduced several new products including Glad Press 'n Seal sealable plastic wrap, Clorox Bleach Pen gel and Clorox ToiletWand disposable toilet-cleaning system, as well as three new flavors of Hidden Valley Ranch salad dressings and two new K C Masterpiece barbeque items.

Net sales in fiscal year 2003 increased by 3% to $3,986 as compared to fiscal year 2002, which was driven by an overall 2% increase in volume. The improvements in net sales and volumes were driven by a 17% increase in advertising expense and the introduction of several new products in fiscal year 2003, including Clorox bathroom cleaners with Teflon®, Don't Mop with Dirty Water Again! Pine-Sol ®cleaner, Formula 409® wipes, Brita pour-through pitchers with electronic filter change indicators, Hidden Valley BBQ Ranch dressing, K C Masterpiece Dip & Top® sauces, Armor All car wash wipes and Scoop Away Plus Crystals cat litter.

(In millions, except share and per share amounts)

Cost of products sold increased 7% in fiscal year 2004 compared to fiscal year 2003 and increased as a percentage of net sales to 56% in fiscal year 2004, from 55% in fiscal year 2003. This increase was driven by higher raw material costs, transportation and warehousing costs, the third party production of some Match Light ® charcoal and start-up costs for new products, partially offset by cost savings.

Cost of products sold decreased by 2% in fiscal year 2003 as compared to fiscal year 2002 and decreased as a percentage of net sales to 55% in fiscal year 2003 from 58% in fiscal year 2002. This improvement was driven by the Company's ongoing cost savings initiatives which led to supply chain savings, particularly in the procurement, manufacturing and logistics areas. Specific supply chain initiatives included the renegotiation of raw material contracts, the use of new contract manufacturers and the consolidation of manufacturing facilities. These cost savings were partially offset by increases in resin, soybean oil and other raw material costs.

Selling and administrative expenses increased by 4% to $543 in fiscal year 2004 from $523 in fiscal year 2003 and was 13% of sales in each period. This increase resulted primarily from higher amortization of $12 related to the Company's information systems implementation and a contribution to the Clorox Company Foundation.

Selling and administrative expenses increased by 2% to $523 in fiscal year 2003 from $516 in fiscal year 2002 primarily due to $12 of additional fiscal year 2003 pension expense, $9 of additional depreciation and amortization expense for new systems projects, and $14 for performance unit programs vesting on June 30, 2003. Offsetting these increases was a decrease of $23 in the Household Products—Latin America/Other segment, resulting from the company-wide cost-saving initiative that included reductions in credit losses and severance expenses, and the effects of local currency devaluations.

Advertising costs as a percentage of net sales decreased to 10% in fiscal year 2004 compared to 11% in fiscal year 2003, or an absolute decrease of 6%, to $420 in fiscal year 2004 versus $446 in fiscal year 2003. This decrease reflected a shift in spending from advertising to trade promotion during the fiscal year.

Advertising costs as a percentage of net sales increased to 11% in fiscal year 2003 from 10% in the prior year, an increase of 17%. The increase reflected higher advertising levels to support the Company's base business as well as new products introduced in fiscal year 2003.

Restructuring and asset impairment costs of $11, $33 and $184 were recognized in fiscal years 2004, 2003 and 2002, respectively. Charges of $11 in fiscal year 2004 included $10 for asset impairment and $1 for severance costs related to a supply chain restructuring initiative for the Glad business. For a detailed discussion of this initiative, see "Glad Supply Chain Restructuring" in the "Financial Position and Liquidity" section on page 13.

Charges of $33 in fiscal year 2003 relate primarily to a $30 goodwill impairment charge recorded in the second quarter related to the Company's business in Argentina. This charge was driven by continued unsettled economic conditions in the local market and significant changes in competitor actions that resulted in a change to the Company's marketing strategy.

The $184 charge recorded in fiscal year 2002 included $139 for the impairment of goodwill and trademarks associated with the Argentina ($100) and Colombia ($39) businesses due to significant currency devaluations and weakening market and economic conditions. The remaining fiscal year 2002 charges included a $22 write-off of equipment and the closure of certain plants, and severance charges of $23 related to both the domestic and international businesses.

Interest expense increased $2 in fiscal year 2004 to $30. Interest expense decreased from $38 in fiscal year 2002 to $28 in fiscal year 2003 primarily due to lower interest rates on the Company's borrowings as average borrowings remained flat.

Other income, net in fiscal year 2004 of $9 included $17 of equity earnings, of which $11 related to the investment in Henkel Iberica, $9 related to favorable legal settlements, and $4 of interest income. These gains were partially offset by expenses of $14 for environmental remediation and monitoring at a former plant site (refer to Note 20 of the Notes to Consolidated Financial Statements for further discussion), and $7 related to the amortization of intangible assets.

(In millions, except share and per share amounts)

Other income, net in fiscal year 2003 of $8 included $9 of equity earnings, of which $2 related to the investment in Henkel Iberica, an $8 gain on sale of land from an eminent domain action, and a $6 gain from the sale of Black Flag®. These gains were offset by expenses of $11 from the amortization of intangibles, and a $4 loss from the sale of Jonny Cat®.

Other income, net in fiscal year 2002 of $23 resulted from a $33 net gain on the sales of MaxForce® and Himolene® businesses, a $21 gain from foreign exchange, primarily due to the revaluation of Argentine net monetary assets denominated in currencies other than the peso, and $16 of income from equity earnings, of which $9 related to the investment in Henkel Iberica. These gains were offset by $12 in amortization of intangibles, an $8 charge for environmental remediation and monitoring of a former plant site, $4 of losses related to the Company's investment fund, a $4 write-down of certain international joint venture investments, a $4 loss from mark-to-market adjustments on the Company's resin contracts reflecting current market conditions and various other expenses.

The effective tax rate on continuing operations was 34.9%, 35.8% and 36.3% in fiscal years 2004, 2003 and 2002, respectively. The lower rate in fiscal year 2004 as compared to fiscal year 2003 was primarily due to lower taxes on foreign activities. The lower rate in fiscal year 2003 as compared to fiscal year 2002 was principally due to the inability to provide a tax benefit related to the $100 fiscal year 2002 impairment charge for Argentina.

Earnings from discontinued operations were $59, $32, and $18**,** net of tax expense of $24, $26, and $3 in fiscal years 2004, 2003, and 2002, respectively, and related to the Company's exchange of the operating businesses to Henkel (refer to section "Share Exchange Agreement" for further information) and decision to sell its Brazilian business in fiscal year 2003. Earnings from discontinued operations of $59 in fiscal year 2004 included $87 of pre-tax income from the exchanged operating businesses and $7 of tax benefits from the Brazilian business, offset by $31 in tax expense recognized on income of the exchanged operating businesses and $4 in pre-tax losses from the Brazilian business. The $32 of earnings from discontinued operations in fiscal year 2003 was driven by $84 of pre-tax income from the exchanged operating businesses, and $5 of tax benefits from the Brazilian business, offset by $31 of tax expense from the exchanged operating businesses, a pre-tax impairment charge of $23 and $3 of operating losses, both related to the Brazilian business. The $18 of earnings from discontinued operations in fiscal year 2002 was driven by $84 of pre-tax income from the exchanged operating businesses and tax benefits of $28 related to the Brazilian operations, partially offset by a $57 pre-tax charge for the impairment of goodwill and trademarks related to the Brazilian business, $31 in tax expense related to the exchanged businesses and $6 in pre-tax operating losses from the Brazilian business. Refer to Notes 2 and 4 in the Notes to Consolidated Financial Statements for further information regarding the Company's discontinued operations.

The Company recognized $5 in tax benefits from discontinued operations in Brazil in the fourth quarter of fiscal year 2004 arising from additional available tax deductions, of which $3 related to losses incurred in the first three quarters of the fiscal year.

HOUSEHOLD PRODUCTS — NORTH AMERICA

Fiscal Year 2004 versus Fiscal Year 2003: Volume and net sales increased by 4% and 3%, respectively, while pretax earnings from continuing operations decreased 1%. Increases in volume and net sales were driven primarily by new product launches, increased shipments of established products, distribution gains in new channels and pricing actions.

Laundry and Homecare's volume increase of 3% was driven by the successful introduction of the Clorox ToiletWand™ disposable toilet-cleaning system and Clorox Bleach Pen gel. Additionally, increased shipments of Clorox disinfecting wipes and Tilex® products were driven by effective advertising campaigns and merchandising programs. These volume gains were partially offset by volume softness for Clorox ReadyMop self contained mopping system due to distribution losses, and for Pine-Sol cleaners due to fewer merchandising events.

Glad bags, wraps, and containers volume increased 9% due to the launch of Glad Press 'n Seal sealable plastic wrap, and increased trash bag and GladWare® containers volume resulting from increased merchandising activity. These volume gains were slightly offset by volume softness in food bags due to category softness.

Total volume for Brita water filtration products increased 6% driven by growth in faucet-mount products and pour-through systems, primarily due to increased merchandising.

The decline in pretax earnings from continuing operations of 1% was primarily due to higher raw materials costs, increased trade promotion spending for new products, higher warehousing costs, and charges of $11 for Glad's supply chain restructuring. Research and development expense also increased over the year ago period primarily due to a full year of the Glad/ P&G venture arrangement. Partially offsetting these cost increases were reduced advertising and sales promotion spending.

Fiscal Year 2003 versus Fiscal Year 2002: Volume increased 2%, net sales increased 4% and pre-tax earnings from continuing operations grew 14%. The increases in volume and net sales were driven by the introduction of new products, pricing actions and increased advertising spending to support core brands and new products.

Laundry and Home Care's volume increase of 3% was mainly driven by the launches of Clorox ReadyMop self contained mopping system, Orange Energy® Pine-Sol, Clorox bathroom cleaner and Teflon toilet bowl cleaner. In addition, there were volume increases for Clorox disinfecting wipes and Clorox Clean-Up® as a result of increased advertising. Partially offsetting these gains were distribution losses for S.O.S® and Formula 409 carpet cleaner.

The Glad bags and wraps business volume increased by 5% as a result of increases in trash disposal bags, and the GladWare disposable containers due to growth in new distribution channels and increased activity at large retailers. These gains were offset slightly by distribution losses in GladLock ® food bags and increased competitive activity.

Total volume for Brita water filtration products increased 8% due primarily to distribution increases for pour-through systems and filters, volume gains for faucet-mount products and pitchers offset by a decrease in Brita Fill & Go ® water filtration bottles.

The increase in earnings from continuing operations was due to increased volumes, reduced trade spending, reduced coupon activities and continued cost-savings initiatives in manufacturing operations, which were partially offset by increased advertising spending to support core brands and new products and increased research and development costs associated with the Glad/P&G venture.

SPECIALTY PRODUCTS

Fiscal Year 2004 versus Fiscal Year 2003: Volume and net sales each grew by 4%, while pre-tax earnings from continuing operations remained constant.

Growth in net sales was primarily driven by volume gains. The food products business had an 11% increase in volume, reflecting strength in both Hidden Valley and K C Masterpiece brands. This volume growth was driven by the launch of three new Hidden Valley Ranch salad dressing flavors and two new K C Masterpiece barbeque products, and increased distribution and marketing support. The cat litter business experienced record shipments with a volume increase of 6% driven by growth in Scoop Away and Fresh Step scoopable cat litters. The seasonal products volume growth of 7% was driven primarily by record shipments of Kingsford charcoal due to increased merchandising, distribution growth and increased advertising and marketing support. The professional products business, which sells an array of the Company's products to institutional channels, had an overall volume increase of 4%. Volume declines of 7% in the auto care business were due primarily to the discontinuance of private label fuel additives, and increased competitive activity.

Pretax earnings from continuing operations remained constant due to increased volume and cost savings initiatives, offset by increased expenses associated with third-party production of some Match Light charcoal products, and higher commodity costs.

(In millions, except share and per share amounts)

Fiscal Year 2003 versus Fiscal Year 2002: The Specialty Products segment reported volume, net sales and pre-tax earnings from continuing operations gains of 3%, 6% and 1%, respectively. Net sales growth exceeded volume growth primarily due to a price increase taken by Kingsford charcoal effective October 2002.

The food products' volume increase of 12% led the segment, driven by growth in all channels behind increased marketing support for Hidden Valley Ranch dressings and K C Masterpiece barbecue sauces, including the new Hidden Valley BBQ Ranch line extension and K C Masterpiece Dip & Top products. The seasonal products business' volume grew 2% driven mainly by Kingsford charcoal, which experienced record setting volumes. These higher volumes were offset in part by the divestiture of MaxForce during fiscal year 2002 and Black Flag during fiscal year 2003. Charcoal shipments grew across nearly all customers due to incremental promotion events, a continued focus on retail execution, and category share gains, in particular from the food trade. The cat litter business experienced volume growth of 1%, driven by growth in both Fresh Step and Scoop Away scoopable cat litters behind the product launch of Scoop Away Plus Crystals and increased coupon and trade spending. This growth was offset in part by the divestiture of the Jonny Cat business in fiscal year 2003. Despite unusually wet and cold weather through much of the second half of the fiscal year, volume of the auto care business grew 1% driven by Armor All wipes and overall increased advertising and sales promotion.

Pre-tax earnings from continuing operations increased 1% due to volume growth, cost-savings initiatives and casualty insurance gains on a warehouse that is being replaced, offset by the fiscal year 2002 gain of $36 on the sale of MaxForce, higher commodity prices, increased trade spending primarily in the food products and cat litter businesses, and increased advertising in the food products and auto care businesses to support core brands and new product launches.

HOUSEHOLD PRODUCTS — LATIN AMERICA/OTHER

Fiscal Year 2004 versus Fiscal Year 2003: Year-over-year growth in volume, net sales and pretax earnings from continuing operations was 5%, 13% and 111%, respectively, principally due to the overall economic recovery in South America, the Company's continued focus on its strategic core brands, favorable foreign exchange rates, and impairment charges that occurred in the prior year.

The Company's focus on core brands contributed to volume and sales growth in Latin America. Volume increases in the Asia Pacific business also contributed to sales growth of the segment, and were due primarily to the launch of new products in Australia, and stronger sales in the bags and wraps category.

The 111% increase in fiscal year 2004 pretax earnings from continuing operations was due to a $30 asset impairment charge in fiscal year 2003 for Argentina, volume and net sales growth, pricing initiatives in Latin America, and cost cutting initiatives in the Latin America and the Asia Pacific businesses, partially offset by higher promotional activities across all countries in Latin America and incremental advertising spending in both the Latin America and Asia Pacific businesses to support new product launches and core brands.

Fiscal Year 2003 versus Fiscal Year 2002: Weakening economic conditions, currency devaluations and political turmoil in South America negatively impacted the segment's fiscal year 2003 results. Despite these factors, pre-tax earnings from continuing operations increased to $55 while net sales decreased 7% to $442 (See further discussion regarding the "South America Economic and Political Conditions" on Page 13 in the Financial Position and Liquidity section).

Net sales decreased 7% while volumes declined by 5%. The decrease in net sales and volumes was driven by the weakening economic conditions and impact of currency devaluations. Volume declines were concentrated in South America, primarily in Argentina, Venezuela and Colombia due to economic conditions and continuing competitive price activity in bleach. Sales and volumes were also reduced by strategic initiatives targeting elimination of low margin stock-keeping units and customers.

(In millions, except share and per share amounts)

The improvement in pre-tax earnings from continuing operations reflected improved profitability in Latin America, as well as reduced impairment charges associated with continuing operations. The Company recorded a $30 goodwill impairment charge in the second quarter of fiscal year 2003 related to the Argentina business. Gross margins and pre-tax earnings in Latin America have benefited from the restructuring initiated in fiscal year 2002, strategic initiatives to reduce low-margin products and customers, as well as continuing cost reduction efforts during fiscal year 2003.

Due to deteriorating economic and market conditions and the Company's lack of scale in Brazil, the Company announced its intent to sell the Brazilian business and recorded pre-tax asset impairment charges of $23 in fiscal year 2003. See further discussion regarding the discontinued operations in Brazil in Note 4 in the Notes to Consolidated Financial Statements.

Corporate, Interest and Other

Fiscal Year 2004 versus Fiscal Year 2003: "Corporate, Interest and Other" pre-tax loss increased by $22, or 6%, from fiscal year 2003, due to higher amortization related to the Company's information systems project of $12 and additional environmental expenses. Fiscal Year 2003 versus Fiscal Year 2002: "Corporate, Interest and Other" pre-tax loss decreased by $33, or 8%, from fiscal year 2002, due to lower interest expense of $18, lower expenses associated with the Company's new enterprise resource planning and customer relationship management data processing system projects, and lower restructuring and environmental expenses.

FINANCIAL POSITION AND LIQUIDITY

Cash Flows from Operations

The Company's financial position and liquidity remain strong as a result of increasing operating cash flows for the fiscal year ended June 30, 2004. Growth in net earnings has been the principle source of increasing cash flows for this period.

Net cash provided by continuing operations increased 11% to $844 in fiscal year 2004 from $760 in fiscal year 2003 due to strong earnings from continuing operations and decreases in working capital. Decreases in working capital were driven by increases in tax accruals and were partially offset by increases in inventories due to new product launches, including Clorox ToiletWand disposable toilet-cleaning system, Glad ForceFlex trash bags, and a build in charcoal inventories to normal seasonal levels. The Company contributed $41 to its pension plans which decreased cash provided by operations.

Net cash provided by continuing operations was $760 in fiscal year 2003 due to record net earnings from continuing operations and timing of tax payments, partially offset by a $55 of pension contributions. Working capital changes from fiscal year 2002 were partly attributable to payments for new system implementation costs and the pension contribution in fiscal year 2003, partially offset by continued improvements in working capital including receivables, and timing of tax payments. The decline in receivables was due to improved collections.

Acquisitions and Divestitures

During fiscal years 2004, 2003 and 2002, the Company made a number of acquisitions and divestitures to support its corporate strategy to drive profitable growth. During fiscal year 2004, the Company invested $13 in acquisitions. In fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products—Latin America/Other segment, due to the poor economic and market conditions and the Company's lack of scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. During fiscal year 2003, the Company sold its Jonny Cat litter business and Black Flag insecticides business in order to focus on its core brands. The combined sales proceeds and net pre-tax gain on the sale of these two businesses were $14 and $2, respectively. During fiscal year 2002, the Company sold its MaxForce professional insecticides business and its Himolene industrial trash can liner business. The combined sales proceeds and net pre-tax gain on these divestitures were $65 and $33, respectively.

(In millions, except share and per share amounts)

Venture Agreement

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company to form a venture related to the Company's Glad plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and certain proprietary technologies to the Company in exchange for an interest in the profits, losses, and cash flows, as contractually defined, of the Glad business. P&G is also providing and being reimbursed for research and development support to the Glad business for the first ten years of the venture, subject to renewal options. During the period ending December 31, 2003, all profits and losses, and cash flow, as contractually defined, of the Glad business were allocated to the Company and during calendar year 2004, the allocation was 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation automatically will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at predetermined prices. This option had not been exercised as of June 30, 2004.

Capital Expenditures

Capital expenditures were $170 in fiscal year 2004, $203 in fiscal year 2003 and $174 in fiscal year 2002, and included $45, $91 and $67, respectively, for the Company's new enterprise resource planning and customer relationship management data processing systems. The Company completed the implementation of these new systems as of June 30, 2004, having spent a total of $289, of which $244 was capitalized as property, plant and equipment, and $45 was recorded as selling and administrative expense. The capitalized hardware and software, which have estimated useful lives ranging from three to seven years, resulted in depreciation and amortization expense of $35, $19 and $10 in fiscal years 2004, 2003, and 2002, respectively. The estimated depreciation and amortization expense for fiscal years 2005 through 2009 and thereafter resulting from these systems is $36, $32, $29, $28, $28, and $27, respectively.

Credit and Borrowing Information

The Company continues to maintain strong credit ratings. The Company's overall level of indebtedness was approximately $766 and $1,069 at June 30, 2004 and 2003, respectively.

In fiscal years 2004, 2003 and 2002, cash flow from continuing operations exceeded cash requirements to fund capital expenditures, dividends and scheduled debt service. A portion of the operating cash flows was used to repurchase shares of the Company's outstanding common stock. The Company believes that cash flow from operations, supplemented by financing expected to be available from external sources, will provide sufficient liquidity during the next twelve months.

At June 30, 2004, the Company had two domestic credit agreements with available credit lines totaling $950, including a $600 facility expiring June 2005, and a $350 facility expiring March 2007. At June 30, 2004, there were no borrowings under these agreements, which are available for general corporate purposes and to support additional commercial paper issuance. During the quarter ended December 31, 2004, these credit agreements were cancelled and replaced by a $1,300 credit agreement, which expires in 2009. As of December 31, 2004, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support commercial paper issuances. In addition, the Company had $12 of foreign working capital credit lines and overdraft facilities at June 30, 2004, of which $6 was available for borrowing. Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on secured debt and certain sale and leaseback transactions to the greater of $300, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company was in compliance with all restrictive covenants and limitations as of June 30, 2004. The Company does not anticipate any problems in securing future credit agreements.

(In millions, except share and per share amounts)

In December 2004, the Company closed a private placement offering of $1,650 in senior notes in connection with the Share Exchange Agreement. The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes will incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The Company used the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial paper program used to finance the cash contribution made in connection with the share exchange with Henkel. The Company anticipates increased levels of future cash outflows to service the principal and interest payments of these new senior notes.

Based on the Company's working capital requirements, the current borrowing availability under its credit agreements, and its ability to generate positive cash flows from operations in the future, the Company believes that it will have the funds necessary to meet all of its above described financing requirements and all other fixed obligations. Should the Company undertake transactions requiring funds in excess of its current cash reserves and available credit lines, it might seek additional debt or equity financing. Depending upon future conditions in the financial markets, the availability of acceptable terms, and other factors, the Company may consider the issuance of debt or other securities to finance acquisitions, to refinance debt or to fund other activities for general business purposes.

Contractual Obligations

The Company had contractual obligations payable or maturing (excluding short term notes and loans payable) in the following fiscal years:

At June 30, 2004	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt maturities (1)	$ 2	$ 2	$ 152	$ —	$ —	$ 300	$ 456
Operating leases	44	27	27	19	13	62	192
Capital requirements for low income housing partnerships	9	3	2	2	1	1	18
Purchase obligations	170	51	27	26	13	10	297
Total contractual obligations	$ 225	$ 83	$ 208	$ 47	$ 27	$ 373	$ 963

(1) As noted above, in December 2004, the Company closed a private placement offering of $1,650 in senior notes in connection with the Share Exchange Agreement. The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes will incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly.

The Company owns, directly or indirectly, investments in a number of low-income housing limited partnerships and had outstanding capital requirements for these partnerships as of June 30, 2004, which are presented in the above table. More information regarding the Company's investment in these partnerships is included in Note 8 of the Notes to Consolidated Financial Statements.

Purchase obligations are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company's purchase obligations include firm commitments for raw material purchases and contract manufacturing services, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts.

The Company also had a net terminal obligation liability of $125 related to its venture with P&G at June 30, 2004. This liability, which is recorded as a component of other liabilities in the Company's consolidated balance sheets, reflected the estimated fair value of the Company's contractual requirement to repurchase P&G's interest in the venture at the termination of the agreement. Refer to Note 12 of the Notes to Consolidated Financial Statements for further discussion on the venture with P&G.

(In millions, except share and per share amounts)

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. At June 30, 2004, the Company had several indemnification agreements in effect through fiscal year 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements was $11. In addition, the Company is party to a $22 letter of credit issued to one of its insurance carriers. Based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments related to its indemnifications and aforementioned letter of credit will result, and therefore has not recorded any associated liabilities.

In connection with the share exchange transaction with Henkel, the Company issued a $250 indemnity to Henkel in November 2004 related to general representations and warranties stated in the Share Exchange Agreement. This indemnity is subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal, and other matters and have terms with varying expiration dates. The Company has not recorded any liability related to this guarantee.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel in November 2004 regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel's taxes if the Company's actions result in a breach of the representations and warranties in a manner that causes the share exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount and the Company does not know Henkel's tax basis in the shares exchanged in the exchange transaction nor the effective tax rate that would be applied, although the Company believes Henkel's tax basis in the shares exchanged is low. The Company does note, however, that the potential tax exposure, if any, could be very significant as the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed under the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.

Pension Obligations

The Company reported net pension assets of $77 at June 30, 2004 compared to a pension obligation liability of $64 at June 30, 2003. The recognition of pension assets was primarily due to the Company's funding of the plan, and favorable market performance which resulted in the reclassification of deferred pension costs from other comprehensive income. The total market value of retirement plan assets increased by $62 during fiscal year 2004, which was driven by a $37 domestic contribution made in the first fiscal quarter coupled with positive market performance. Refer to Note 18 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Share Repurchases and Dividends

The Company has two share repurchase programs, consisting of an open-market program and a program to offset the impact of share dilution related to the exercise of stock options ("evergreen program"). Under the open-market program, the Company's Board of Directors authorized an additional $700 in share repurchases during fiscal year 2004, bringing the total authorization for that program from $1,000 to $1,700.

Treasury share repurchases were $220 (5 million shares) in fiscal year 2004, $486 (12 million shares) in fiscal year 2003 and $412 (10 million shares) in fiscal year 2002. Of the 5 million shares repurchased in fiscal year 2004, 1.5 million shares were acquired from Henkel at a total cost of $65 as discussed in Note 13 of the Notes to Consolidated Financial Statements.

As described above in the section entitled "Share Exchange Agreement," the Company acquired approximately 61.4 million shares of its common stock from Henkel in November 2004.

(In millions, except share and per share amounts)

Treasury share repurchases in fiscal year 2004 were made under both the Company's open-market and evergreen programs. Treasury shares repurchased during fiscal year 2004 under the Company's open-market program were $159 (4 million shares). The total number of shares repurchased as of June 30, 2004 under the open-market program was 22 million at a cost of $932, leaving $768 of authorized repurchases remaining under that program. The remainder of shares repurchased in fiscal year 2004 were allocated to the evergreen program.

On July 16, 2003, the Company announced an increase in the quarterly dividend rate from $0.22 per share to $0.27 per share. Dividends paid in fiscal years 2004, 2003 and 2002 were $229, or $1.08 per share; $193, or $0.88 per share; and $196, or $0.84 per share, respectively. The Company expects that the share exchange transaction with Henkel will reduce the Company's total future dividend payments due to the lower weighted average number of shares outstanding resulting from the transaction.

South America Economic and Political Conditions

During fiscal year 2004, the Company's businesses participated in the overall economic recovery in South America as evidenced by the fiscal year-over-year increase in financial performance in the Household Products—Latin America/Other segment. The Company continues to take steps to focus on its strategic core brands and eliminate both low-margin and non-core brands.

During fiscal year 2003, the Venezuelan government fixed the buying and selling exchange rates for the Venezuelan Bolivar (VEB) to the U.S. Dollar. Since February 2004, the Company has been translating its Venezuelan reported results and remeasuring monetary assets and liabilities using the official exchange rate of 1,920 VEB per U.S. Dollar. Changes to this rate could impact the Company's operating results. At June 30, 2004 an increase of 100 VEB per U.S. Dollar would result in decreases to stockholders' equity and pretax earnings of $0.6 and $0.3, respectively.

During fiscal year 2002, Argentina's government decreed that certain trade-related, non-peso denominated currencies be converted to the Argentine peso. The Company's Argentine subsidiary has U.S. Dollar cash balances of approximately $7 that may be subject to repatriation at retroactive conversion rates. The Company has filed a claim in the Argentine courts to obtain relief from the decree and has recorded an allowance for potential losses.

Glad Supply Chain Restructuring

During the fourth quarter of fiscal year 2004, the Board of Directors approved a supply chain restructuring initiative within the Glad business, a division of the Household Products—North America segment. This project included the restructuring of certain north american Glad manufacturing operations and shifting production among plants and third-party producers to optimize available capacity and operating costs. The Company recorded $11 of charges in the fourth quarter of fiscal year 2004 associated with this initiative. These charges consisted of $1 of employee severance costs and a fixed asset impairment charge of $10. The $10 fixed asset impairment charge relates to certain manufacturing equipment that is being taken out of service. The Company anticipates that it will begin realizing net savings in cost of products sold during the second half of fiscal year 2005, and expects ongoing pre-tax cost savings associated with this restructuring of approximately $3-$5 annually. The Company expects to substantially complete these restructuring efforts during the first half of fiscal year 2005.

During the first quarter of fiscal year 2005, the Board of Directors approved a second restructuring of the Glad supply chain. This second restructuring involves closing a manufacturing facility during fiscal year 2005 and distributing the remaining production between Glad's north american plants and third-party suppliers. The Company anticipates charges of approximately $40 during fiscal year 2005 in conjunction with this restructuring, including charges for employee severance of approximately $5, to be incurred throughout fiscal year 2005, asset impairment charges of $27, expected in the first quarter of fiscal year 2005, and incremental operating costs of $8 associated primarily with equipment and inventory transfer charges. The Company anticipates that it will begin realizing net savings in cost of products sold during the second half of fiscal year 2006, and expects ongoing pre-tax cost savings associated with this phase of approximately $15-$19 annually. The Company expects to substantially complete these restructuring efforts by the end of fiscal year 2005.

(In millions, except share and per share amounts)

Contingencies

In conjunction with its audit of the Company's tax returns, the Internal Revenue Service ("IRS") is auditing the tax returns of the investment fund (See Note 17 of the Notes to Consolidated Financial Statements), a partnership in which the Company is a limited partner. Based on its audit of the investment fund, the IRS has proposed certain adjustments to reattribute taxable income generated by the partnership to the Company. The amount of tax potentially resulting from these proposed adjustments, excluding interest and possible penalties, is approximately \$200. The Company strongly disagrees with the proposed adjustments and filed a petition in the Federal Tax Court on June 10, 2004 contesting those adjustments. The Company believes it has appropriately accrued for an unfavorable outcome of the dispute and does not currently anticipate that its resolution will have a material effect on the Company's effective tax rate or earnings. Settlement of this issue could require a material cash payment in the period of resolution. Assuming the dispute resolution process follows a normal course, final resolution of the matter and the impact, if any, on the earnings and cash flows of the Company will probably occur within 18 months.

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations, and has a recorded liability of \$29 and \$17 at June 30, 2004 and 2003, respectively, for its share of the related aggregate future remediation costs. One matter, in Dickinson County, Michigan, accounts for a substantial majority of the recorded liability at both June 30, 2004 and 2003. The Company is subject to a cost-sharing arrangement with the other party for this matter, under which it is liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for its own legal fees. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company's estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements by the Michigan Department of Environmental Quality and the timing, varying costs and availability of alternative clean-up technologies that may become available in the future. Although it is possible that the Company's exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

(In millions, except share and per share amounts)

MARKET-SENSITIVE DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company is exposed to the impact of foreign currency fluctuations, commodity prices and other market risks. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby minimizing the risk of credit loss. In the normal course of business, the Company manages its exposure to changes in foreign currencies and commodity prices using a variety of derivative instruments.

The Company's objective in managing its exposure to changes in foreign currencies and commodity prices is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchase, options and futures contracts. In fiscal year 2004, the Company terminated its remaining interest rate swap agreements as they were deemed no longer necessary for interest rate risk management purposes.

Refer to Note 11 of the Notes to Consolidated Financial Statements for a further discussion regarding the Company's financial instruments.

SENSITIVITY ANALYSIS

For fiscal year 2004, the Company's exposure to market risk was estimated using sensitivity analysis, which is defined as the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analysis for foreign currency derivative contracts and commodity derivative contracts are summarized below. Actual changes in foreign exchange rates or market prices may differ from the hypothetical changes.

Sensitivity Analysis — Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward and option contracts. The Company's foreign currency transactional exposures exist primarily with the Canadian Dollar and certain other currencies. Based on a hypothetical decrease of 10% in the value of the U.S. Dollar against the currencies that the Company has derivative instruments for at June 30, 2004, the Company would incur foreign currency losses of $3.

Sensitivity Analysis — Commodity Derivative Contracts

Commodity futures and swap contracts are used to manage cost exposures on certain raw material purchases with the objective of ensuring relatively stable costs for these commodities. The commodity price sensitivity analysis includes commodity futures, swaps, and option contracts affected by commodity price risk. Based on a hypothetical decrease of 10% in commodity prices, the estimated fair value of the Company's commodity derivative contracts would decrease by $5, resulting in decreases to accumulated other comprehensive income and net earnings of $1 and $4, respectively.

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other income.

NEW ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how a company should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute "significant" continuing

(In millions, except share and per share amounts)

involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004 or earlier, at the option of the company, if disposed of or classified as held for sale within the company's fiscal year that includes the date of consensus ratification. Based on the guidance in EITF Issue No. 03-13, the Company has classified the operating results of its insecticides and Soft Scrub businesses, which were transferred as part of the share exchange transaction with Henkel, as discontinued operations for all periods presented herein.

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The Company has evaluated whether the requirements of FIN No. 46-R are applicable to its various interests and concluded that only the Company's interest in the investment fund, which was formerly accounted for by the equity method, is required to be consolidated (See Note 8 in the Notes to Consolidated Financial Statements). The consolidation was initially recorded as of March 31, 2004. As of June 30, 2004, the investment fund's net assets consist primarily of $1 of cash. Consolidation of the investment fund had no material effect on the Company's statement of earnings.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The quarterly disclosures were first included in the Company's March 31, 2004 Form 10-Q, and the annual disclosures are included herein in Note 18 of the Notes to Consolidated Financial Statements.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined that the impact of the Act on its accumulated benefit obligation for its retirement healthcare plans is immaterial as those plans currently exist. However, the Company is considering the costs and benefits of amending its plans in order to achieve a benefit from the Act's provisions. If the Company decides to amend its plans, any change in the accumulated benefit obligation resulting from the Act's provisions will be accounted for in accordance with FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

In March 2004, the FASB issued a Proposed SFAS entitled "Share-Based Payment" (The "Proposed Statement"). The Proposed Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of the company, such as stock options, or (b) liabilities such as those related to performance units that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The Proposed Statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require that such transactions be accounted for using a fair value based method. If adopted in its current form, the Proposed Statement would be effective for the Company beginning in fiscal year 2006 and would require the recognition of more compensation cost in future periods based on methods that would differ from those prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation." The Company currently accounts for stock options using the intrinsic value method prescribed in APB Opinion No. 25, whereby stock options are granted at market price and no compensation cost is recognized, and discloses the pro-forma effect to net earnings assuming compensation cost had been recognized in accordance with SFAS No. 123. For more information about the Company's current stock compensation accounting policies and disclosures, please refer to Notes 1 and 14 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management's estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for coupon and promotion programs, foreign currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as being the ones that are most important to the portrayal of the Company's financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company's most critical accounting policies are: revenue recognition; valuation of inventory; impairment review of intangible assets and property, plant and equipment; capitalization of software costs; accruals for incentive compensation; valuation of pension benefits; and income taxes. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts. In certain instances, the Company recognizes revenue when goods are received by the customer when it has entered into agreements that provide for title transfer upon customer receipt.

The Company routinely commits to one-time or on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company's products, graphics, and other trade promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company has accrued liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade promotion and coupon costs are recorded as a reduction of sales.

Costs recognized as revenue reductions for established brands' on-going trade promotion and coupon programs are estimated based upon the Company's and industry historical experience and current trends. Estimating the costs of such programs for new products can be difficult and subject to judgment, because the Company must rely on its assumptions as to the success of the new product and make estimates when it does not have experience with the new products nor readily available historical information.

The Company's trade promotion programs allocate promotional activity funds for each customer. Promotional payments and off-invoice allowances are given to customers based upon program participation throughout the year and are deducted from amounts available. The Company tracks trade spending and accrues for the estimated incurred but unpaid portion of trade promotion events. The determination of trade spending liabilities requires the Company to use judgment for estimates which include, current and past trade promotional spending patterns, status of trade promotional activities, and interpretation of historical spending trends by customer and category. If the Company's June 30, 2004 estimates were to differ by 10%, the impact on trade spending costs would be approximately $8.

Valuation of Inventory

When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market (net realizable value), including any costs to sell or dispose. The Company identifies any slow moving, obsolete or excess inventory to determine whether a valuation allowance is indicated. The determination of whether inventory items are slow moving, obsolete or in excess of needs requires estimates and assumptions about the future demand for the Company's products, technological changes, stock keeping unit rationalization and new product introductions. The estimates of future demand used in the valuation of inventory are dependent on the ongoing success of its products. To minimize these risks, the Company evaluates its inventory levels and expected usage on a periodic basis and records adjustments as required. Expenses for inventory obsolescence were $14, $8 and $15 in fiscal years 2004, 2003 and 2002, respectively.

Impairment Review of Intangible Assets and Property, Plant and Equipment

The carrying values of goodwill, trademarks and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The Company performed its annual review of intangible assets in the third quarter of fiscal year 2004 and determined that there were no instances of impairment. In-depth business reviews of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair values for these reporting units were only slightly in excess of carrying amounts. The Company is closely monitoring events, circumstances, and changes in the businesses that might imply a reduction in fair value leading to additional impairment losses. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that certain intangible assets may have become impaired.

Property, plant and equipment are reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. The Company conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset exceeds its future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the asset's carrying value and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.

The estimates and assumptions used are consistent with the business plans and estimates that the Company uses to manage its business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement. Future outcomes may also differ.

If the Company's products fail to achieve estimated volume and pricing targets, market conditions unfavorably change or other significant estimates are not realized, then the Company's revenue and cost forecasts may not be achieved, and the Company may be required to recognize additional impairment charges.

(In millions, except share and per share amounts)

Capitalization of Software Costs

The Company capitalizes qualifying costs incurred in the acquisition and development of software for internal use, including the costs of software, materials, consultants, interest, and payroll and payroll-related costs for employees involved in development. The Company follows accounting guidance specified in Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In applying those guidelines, the Company uses its judgment in determining whether costs incurred should be capitalized or expensed based on the nature of the activities performed and whether the costs are directly associated with the development of software. The determination of whether the costs incurred should be capitalized may have a significant impact on the Company's financial statements. The Company believes the basis for its determination of costs to be capitalized versus expensed is reasonable. As discussed herein under the heading "Capital Expenditures," a significant portion of the costs for the Company's new information system have been capitalized as property, plant and equipment and placed into service by June 30, 2004.

Accruals for Incentive Compensation

The Company has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of The Clorox Company 401(k) plan. Company contributions to the 401(k) plan and payments to managerial staff for the annual bonus program are subject to the Company achieving certain fiscal year performance targets. Payments to officers under the two existing performance unit programs are subject to the Company's stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

The Company's two performance unit programs vest in September of 2005 and 2006, respectively. These programs provide for the issuance of Company stock to officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. The Company has not yet recorded a liability related to these unvested programs because the vesting dates extend too far into the future to predict whether the hurdle rates will be achieved. Based on the June 30, 2004 market price of the Company's stock, the potential total expense for the remaining unvested performance unit programs would be $14.

The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are matched with Company contributions. The Company's contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on achieving financial targets including sales, operating margin, and return on invested capital ("ROIC"). ROIC is defined as net-operating earnings after taxes divided by average invested capital. Drivers of ROIC include sales growth, operating margin and asset utilization. The Company accrues for these costs quarterly based on estimated annual results. At June 30, 2004, the Company was adequately accrued for such costs and anticipates making a profit sharing contribution to the 401(k) Plan in the first quarter of fiscal year 2005.

Valuation of Pension Benefits

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because assumptions and estimates are used. At June 30, 2004, the Company used a discount rate assumption of 6.25% and a long-term rate of return on plan assets assumption of 8.25% in its calculation of pension expense related to domestic plans. The use of a different discount rate or long-term rate of return on plan assets can significantly impact pension expense. For example, as of June 30, 2004, a decrease of 1% in the discount rate would increase pension expense by approximately $4, and a 1% decrease in the long-term rate of return on plan assets would increase pension expense by $3. The Company also has defined benefit pension plans for eligible Canadian and Australian employees and different assumptions may be used in the determination of pension expense.

Income Taxes

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings and unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset.

During fiscal years 2003 and 2002, the Company determined that valuation allowances were warranted with respect to deferred tax assets arising from its Argentina and Colombian impairment charges. The valuation allowances established in those years related to the tax basis in un-amortizable goodwill and other intangible assets, the recovery of which has continued to be uncertain. During fiscal year 2004, nearly all of the Argentina deferred tax assets were reversed, together with their corresponding valuation allowances as a result of a private ruling from Argentine tax authorities indicating the Company has no tax basis in a significant portion of the intangibles previously impaired. Other significant valuation allowances maintained by the Company relate to its ability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's effective tax rate includes the impact of tax contingency accruals as considered appropriate by management.

A number of years may elapse before a particular matter, for which the Company has accrued, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the IRS has substantially completed its audits of fiscal years 1997 through 2000 and is now auditing fiscal years 2001 and 2002. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction to the Company's effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution. The Company's tax contingency accruals are presented in the balance sheet within accrued liabilities.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with APB Opinion No. 23, "Accounting for Income Taxes, Special Areas." The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances.

CAUTIONARY STATEMENT

Except for historical information, matters discussed above and in the financial statements and footnotes and other parts of this report, including statements about future volume, sales, costs, cost savings, earnings, plans, objectives, expectations, growth, or profitability, are forward-looking statements based on management's estimates, assumptions and projections. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," and variations on such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in this document. Important factors that could affect performance and cause results to differ materially from management's expectations are described in the section entitled "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004, as updated from time to time in the Company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; the Company's costs, including changes in exposure to commodity costs; the Company's actual cost performance; risks inherent in litigation and international operations; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company's joint venture with P&G regarding the Company's Glad plastic bags, wraps and containers business (the "Joint Venture"); the success of new products; the integration of acquisitions and mergers; the divestiture of non-strategic businesses; and environmental, regulatory and intellectual property matters. In addition, the Company's future performance is subject to risks particular to the share exchange transaction with Henkel, including the sustainability of cash flows and the actual level of debt costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, P&G's increased equity in the Joint Venture or otherwise, or interest cost increases greater than management expects, could adversely affect the Company's earnings.

The Company's forward-looking statements in this document are and will be based on management's then current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

21

Exhibit 99.2

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30		2004		2003		2002
In millions, except share and per-share amounts						
Net sales	$	4,162	$	3,986	$	3,859
Cost of products sold		2,331		2,171		2,222
Gross profit		1,831		1,815		1,637
Selling and administrative expenses		543		523		516
Advertising costs		420		446		381
Research and development costs		84		75		64
Restructuring and asset impairment costs		11		33		184
Interest expense		30		28		38
Other (income) expense:						
Equity earnings from Henkel Iberica, S.A.		(11)		(2)		(9)
Other, net		2		(6)		(14)
Earnings from continuing operations before income taxes		752		718		477
Income taxes on continuing operations		262		257		173
Earnings from continuing operations		490		461		304
Discontinued operations:						
Earnings from exchanged businesses		87		84		84
Losses from Brazil operations		(4)		(26)		(63)
Income tax expense on discontinued operations		(24)		(26)		(3)
Earnings from discontinued operations		59		32		18
Net earnings	$	549	$	493	$	322
Earnings per common share						
Basic						
Continuing operations	$	2.31	$	2.11	$	1.31
Discontinued operations		0.28		0.15		0.08
Basic net earnings per common share	$	2.59	$	2.26	$	1.39
Diluted						
Continuing operations	$	2.28	$	2.08	$	1.29
Discontinued operations		0.28		0.15		0.08
Diluted net earnings per common share	$	2.56	$	2.23	$	1.37
Weighted average common shares outstanding (in thousands)						
Basic		211,683		218,174		231,849
Diluted		214,371		220,692		234,704

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30	2004	2003
In millions, except share and per-share amounts		
Assets		
Current assets		
Cash and cash equivalents	$ 232	$ 172
Receivables, net	460	463
Inventories	301	264
Other current assets	50	52
Total current assets	1,043	951
Property, plant and equipment, net	1,052	1,072
Goodwill, net	742	730
Trademarks and other intangible assets, net	633	651
Other assets	364	248
Total assets	$ 3,834	$ 3,652
Liabilities and Stockholders' Equity		
Current liabilities		
Notes and loans payable	$ 289	$ 361
Current maturities of long-term debt	2	213
Accounts payable	310	312
Accrued liabilities	643	537
Income taxes payable	24	28
Total current liabilities	1,268	1,451
Long-term debt	475	495
Other liabilities	377	376
Deferred income taxes	174	115
Stockholders' equity		
Common stock, $1.00 par value, 750,000,000 shares authorized, 249,826,934 shares issued, and 212,988,540 and 213,676,668 shares outstanding at June 30, 2004 and 2003, respectively	250	250
Additional paid-in capital	301	255
Retained earnings	2,846	2,565
Treasury shares, at cost, 36,838,394 and 36,150,266 shares at June 30, 2004 and 2003, respectively	(1,570)	(1,507)
Accumulated other comprehensive net losses	(274)	(339)
Unearned compensation	(13)	(9)
Stockholders' equity	1,540	1,215
Total liabilities and stockholders' equity	$ 3,834	$ 3,652

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
The Clorox Company

In millions, except share and per-share amounts	Common Stock Shares (000)	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Amount	Accumulated Other Comprehensive Net Losses	Unearned Compensation	Total	Total Comprehensive Income
Balance at June 30, 2001	249,827 $	250 $	195 $	2,142	(13,136) $	(441) $	(202) $	(11) $	1,933	
Comprehensive income										
Net earnings				322					322 $	322
Translation adjustments							(215)		(215)	(215)
Tax effect on translation adjustments							107		107	107
Translation related to impairment charges							75		75	75
Change in valuation of derivatives, net of tax							4		4	4
Minimum pension liability adjustments							(65)		(65)	(65)
Total comprehensive income										$ 228
Dividends ($0.84 per share)				(196)					(196)	
Employee stock plans			27	(3)	1,839	32		1	57	
Treasury stock purchased and related premiums				5	(10,000)	(417)			(412)	
Settlement of share repurchase contracts					(5,520)	(244)			(244)	
Balance at June 30, 2002	249,827	250	222	2,270	(26,817)	(1,070)	(296)	(10)	1,366	
Comprehensive income										
Net earnings				493					493 $	493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$ 450
Dividends ($0.88 per share)				(193)					(193)	
Employee stock plans			33	(5)	2,333	49		1	78	
Treasury stock purchased					(11,666)	(486)			(486)	
Balance at June 30, 2003	249,827	250	255	2,565	(36,150)	(1,507)	(339)	(9)	1,215	
Comprehensive income										
Net earnings				549					549 $	549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66
Total comprehensive income										$ 614
Dividends ($1.08 per share)				(229)					(229)	
Employee stock plans			46	(39)	4,275	157		(4)	160	
Treasury stock purchased					(4,963)	(220)			(220)	

Balance at June 30, 2004	249,827	$ 250	$ 301	$ 2,846	(36,838)	$ (1,570)	$ (274)	$ (13)	$ 1,540

See Notes to Consolidated Financial Statements

24

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30	2004	2003	2002
In millions			
Operations:			
Earnings from continuing operations	$ 490	$ 461	$ 304
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	195	189	187
Deferred income taxes	26	98	(28)
Restructuring and asset impairment	11	30	158
Net loss (gain) on sale of businesses and disposition of assets	5	(4)	(16)
Increase (decrease) in defined benefit liability	20	22	(10)
Other	9	14	20
Cash effects of changes in (excluding effects of businesses sold or acquired):			
Receivables, net	8	19	(5)
Inventories	(37)	(10)	3
Other current assets	—	(1)	(2)
Accounts payable and accrued liabilities	72	(44)	104
Income taxes payable	86	41	92
Pension contributions to qualified plans	(41)	(55)	—
Net cash provided by continuing operations	844	760	807
Net cash provided by discontinued operations	55	43	69
Net cash provided by operations	899	803	876
Investing Activities:			
Investing activities by continuing operations:			
Capital expenditures	(170)	(203)	(174)
Businesses acquired	(13)	—	—
Proceeds from the sale of businesses	—	15	60
Low income housing contributions	(17)	(15)	(14)
Other	(34)	2	20
Net cash used for investing by continuing operations	(234)	(201)	(108)
Net cash (used for) provided by investing by discontinued operations	(2)	8	(1)
Net cash used for investing activities	(236)	(193)	(109)
Financing Activities:			
Financing activities by continuing operations:			
Notes and loans payable, net	(75)	30	206
Long-term debt borrowings	8	8	3
Long-term debt repayments	(215)	(27)	(212)
Cash dividends paid	(229)	(193)	(196)
Treasury stock purchased from non affiliates	(155)	(486)	(412)
Treasury stock purchased from related party, Henkel KGaA (Note 13)	(65)	—	—
Settlement of share repurchase contracts	—	—	(257)
Proceeds from settlement of interest rate swaps	24	—	—
Issuance of common stock for employee stock plans, and other	111	41	35
Net cash used for financing by continuing operations	(596)	(627)	(833)
Net cash (used for) provided by financing by discontinued operations	(9)	10	—
Net cash used for financing activities	(605)	(617)	(833)
Effect of exchange rate changes on cash and cash equivalents	2	2	(8)
Net increase (decrease) in cash and cash equivalents	60	(5)	(74)
Cash and cash equivalents:			
Beginning of year	172	177	251

End of year	$	232	$	172	$	177
Supplemental cash flow information:						
Cash paid for:						
Interest, net of amounts capitalized	$	31	$	30	$	47
Income taxes, net of refunds		81		126		119
Non-cash investing activity:						
Venture Agreement						
Equipment and technologies obtained	$	—	$	125	$	—
Terminal obligation recorded		—		125		—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
Years Ended June 30, 2004, 2003 and 2002
(Millions of Dollars, Except Share and Per-Share Amounts)

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is principally engaged in the production and marketing of non-durable consumer products through grocery stores, mass merchandisers and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation. Certain reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current presentation, including the reclassifications necessary to reflect the financial results of the operating businesses exchanged with Henkel KGaA ("Henkel") in November 2004 as discontinued operations as described in Note 2.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for coupon and trade promotion programs, future product volume and pricing estimates, future cost trends, foreign currency exchange rates, interest rates, investment returns, credit worthiness of customers, tax strategies and other external market and economic conditions. Actual results could differ from estimates and assumptions made.

NEW ACCOUNTING STANDARDS & DEVELOPMENTS

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The Company has evaluated whether the requirements of FIN No. 46-R are applicable to its various interests and concluded that only the Company's interest in the investment fund, which was formerly accounted for by the equity method, is required to be consolidated (Note 8). The consolidation was initially recorded as of March 31, 2004. As of June 30, 2004, the investment fund's net assets consist primarily of $1 of cash. Consolidation of the investment fund had no material effect on the Company's statement of earnings.

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The quarterly disclosures were first included in the Company's March 31, 2004 Form 10-Q, and the annual disclosures are included in Note 18.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined that the impact of the Act on its accumulated benefit obligation for its retirement healthcare plans is immaterial as those plans currently exist. However, the Company is considering the costs and benefits of amending its plans in order to achieve a benefit from the Act's provisions. Any change in the accumulated benefit obligation resulting from the Act's provisions will be accounted for in accordance with FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

(Millions of Dollars, Except Share and Per-Share Amounts)

1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market. The cost for approximately 44% of inventories at both June 30, 2004 and 2003 was determined on the last-in, first-out (LIFO) method. The cost method for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by asset classification:

Classification	Expected Useful Lives
Land improvements	10 to 30 years
Buildings	10 to 40 years
Machinery and equipment	3 to 15 years
Computer equipment	3 years
Capitalized software costs	3 to 7 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 10 years

Property, Plant and Equipment to be held and used is reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

Impairment Review of Intangible Assets

The carrying values of goodwill, trademarks and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

(Millions of Dollars, Except Share and Per-Share Amounts)

1. Summary of Significant Accounting Policies (Continued)

Capitalization of Software Costs

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company capitalizes significant costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software amortization was $34, $22, and $24, in fiscal years 2004, 2003 and 2002, respectively.

Employee Benefits

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees and provides health care benefits for domestic employees who meet age, participation and length of service requirements at retirement. The Company accounts for its defined benefit and retirement health care plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models use an attribution approach that generally spreads "plan events" over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively "smooth" basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are anticipated to approximate the actual returns, and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company follows the accounting guidance as specified in SFAS No. 112, "Employers' Accounting for Postemployment Benefits," for the recognition of certain disability benefits. The Company recognizes an actuarial based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other.

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) Plan. Company contributions to the 401(k) and payments to managerial staff for the annual bonus program are subject to the Company's stock achieving certain fiscal year performance targets. Payments to officers under the two existing performance unit programs are subject to the Company's stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

Environmental Costs

The Company is involved in various environmental remediation and on-going compliance activities. As sites are identified and assessed, the Company determines its potential environmental liability following the accounting guidance as specified in SOP 96-1, "Environmental Remediation Liabilities." Based on engineering studies and management judgment, the Company has estimated and accrued for future remediation and on-going monitoring costs on an undiscounted basis due to the uncertainty and timing of future payments.

(Millions of Dollars, Except Share and Per-Share Amounts)

1. Summary of Significant Accounting Policies (Continued)

Restructuring Liabilities

The Company follows the guidance of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" for recognition of liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts. Estimated shipping and handling costs are considered in establishing product prices billed to customers and reflected in net customer sales. In certain instances, the Company recognizes revenue when goods are received by the customer when it has entered into agreements that provide for title transfer upon customer receipt.

The Company routinely commits to one-time or on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company's products, graphics, and other trade promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade promotion and coupon costs are recorded as a reduction of sales.

The Company provides for an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $8 and $10 at June 30, 2004 and 2003, respectively. The Company's (recovery) provision for doubtful accounts was $(1), $4 and $11 in fiscal years 2004, 2003 and 2002, respectively.

Cost Of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company's products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, direct and indirect labor and operating costs for the Company's manufacturing facilities including salary, benefit costs and bonuses.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2004, 2003 and 2002 were $15, $18 and $13, respectively, of which $14, $18, and $10 were classified as cost of products sold, and the remainder was classified as selling and administrative expenses, respectively.

Selling And Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, bonuses, professional fees and services, software and licensing fees, and other operating costs associated with the Company's non-manufacturing, non-research and development staff, facilities and equipment.

1.   Summary of Significant Accounting Policies (Continued)

ADVERTISING

The Company expenses advertising costs in the period incurred.

INCOME TAXES

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company's deferred tax assets for realizability. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's tax contingency accruals are reflected as a component of accrued liabilities.

U.S. income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal and state tax expense is made.

FOREIGN CURRENCY TRANSLATION

Local currencies are the functional currencies for most of the Company's foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other income and expense. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested are recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses.

NET EARNINGS PER COMMON SHARE

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period on an unrounded basis. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during each period on an unrounded basis. Diluted net earnings per common share reflects the earnings dilution that would occur from common shares that may be issued through stock options, restricted stock and performance units.

DERIVATIVE INSTRUMENTS

The Company follows the accounting guidance in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" for its derivative instruments. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value.

(Millions of Dollars, Except Share and Per-Share Amounts)

1. Summary of Significant Accounting Policies (Continued)

The Company's use of derivative instruments, principally swap, futures, forward, and option contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company's contracts are economic hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures. Exposure to counterparty credit risk is considered low because these agreements have been entered into with major institutions with strong credit ratings.

Most interest rate swaps and commodity purchase and foreign exchange contracts are designated as fair value or cash flow hedges of long-term debt, raw material purchase obligations or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and, (c) if there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge transaction and the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash flow hedge transactions, changes in fair value of derivatives are reported as a component of other comprehensive income. The Company also has contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other income.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company's contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts. Due to the lack of available price quotations, the Company's resin commodity contracts are valued using a model which employs forward price curves provided by external sources. The determination of the resin forward curve is based on many economic factors, including technology, labor, material and capital costs, capacity, and supply and demand.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, whereby stock options are granted at market price and no compensation cost is recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," prescribe the accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to use the intrinsic value method of accounting for its stock options and has adopted the disclosure requirements of SFAS Nos. 123 and 148. Restricted stock awards are amortized as compensation expense on a straight-line basis over the related vesting periods based on the share's market value on the date of grant. Unearned compensation cost on restricted stock awards is recorded as a reduction to stockholders' equity.

If compensation expense for the Company's various stock option plans had been determined based upon estimated fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, the Company's Pro forma net earnings, and basic and diluted earnings per common share would have been as follows for the fiscal years ended June 30:

	2004	2003	2002
Net earnings:			
As reported	$ 549	$ 493	$ 322
Fair value-based expense, net of tax	(19)	(21)	(26)
Pro forma	$ 530	$ 472	$ 296
Net earnings per common share:			
Basic			
As reported	$ 2.59	$ 2.26	$ 1.39
Pro forma	2.50	2.16	1.28
Diluted			
As reported	$ 2.56	$ 2.23	$ 1.37
Pro forma	2.47	2.14	1.26

(Millions of Dollars, Except Share and Per-Share Amounts)

2. Subsequent Events - Henkel Transaction and Discontinued Operations

SHARE EXCHANGE AGREEMENT

On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel's interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company's outstanding common stock. The Company provided exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox's existing insecticides and Soft Scrub cleanser businesses (jointly, the "operating businesses"), its 20% interest in the Henkel Iberica, S.A. ("Henkel Iberica") joint venture, and $2,095 in cash.

Upon closing, the Company recognized a gain of $570 and reversed a total of $8 of deferred income taxes. The gain reflected an aggregate fair value of $745 for the exchanged operating businesses and Henkel Iberica, and was determined through arms'-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples. The transaction was structured to qualify as a tax-free exchange under Section 355 of the Internal Revenue Code. The Company initially funded the transaction with commercial paper and subsequently refinanced a portion of the commercial paper borrowings by issuing $1,650 in senior notes.

DISCONTINUED OPERATIONS

In November 2004, the ("Financial Accounting Standards Board") FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how a company should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute "significant" continuing involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004 or earlier, at the option of the company, if disposed of or classified as held for sale within the company's fiscal year that includes the date of consensus ratification. Based on the guidance in EITF Issue No. 03-13, the Company has classified the financial results of the operating businesses, which were transferred as part of the share exchange transaction with Henkel as discontinued operations for all periods presented herein.

According to the consensus reached in EITF Issue No. 03-13, if an entity expects that the operations and cash flows of a disposed component, as defined, will be eliminated from its ongoing operations and the entity will not have significant continuing involvement after the "assessment period," which generally extends one year after the disposal date, the component's operations should be presented as discontinued operations. In order to facilitate the share exchange, certain transitional services are being provided by the Company to Henkel, including some interim production of insecticides and Soft Scrub for periods of approximately one year. The purpose of these services is to provide short-term assistance to Henkel in assuming the operations of the exchanged businesses. The Company's cash inflows and outflows from these services are expected to be insignificant after the assessment period. The Company's share of the financial results of Henkel Iberica are included as a component of other income (expense). Other than the transitional services being provided, the Company no longer has an ongoing relationship with Henkel, and Henkel's right to representation on the Company's board of directors has ended.

32

(Millions of Dollars, Except Share and Per-Share Amounts)

2. Subsequent Events - Henkel Transaction and Discontinued Operations (Continued)

The following table presents the net sales and earnings from discontinued businesses related to the Henkel Share Exchange Agreement:

	2004	2003	2002
Net sales	$ 162	$ 158	$ 163
Income from discontinued operations before income taxes	$ 87	$ 84	$ 84
Income tax expense	(31)	(31)	(31)
Earnings from discontinued operations	$ 56	$ 53	$ 53

The following table presents the net assets exchanged as part of the Henkel Share Exchange Agreement. The table includes the equity investment in Henkel Iberica, which was included as continuing operations.

	6/30/2004	6/30/2003
Current assets, net of current liabilities of $21 and $15	$ 31	$ 31
Property, plant and equipment, net	9	9
Goodwill, net	15	15
Trademarks and other intangible assets, net	31	30
Equity investment in Henkel Iberica	62	56
Other assets	3	5
Deferred income taxes	(6)	(6)
Net assets exchanged	$ 145	$ 140

Debt

In December 2004, the Company closed a private placement offering of $1,650 in senior notes in connection with the Share Exchange Agreement with Henkel. The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The initial interest rate at issuance for the floating-rate senior notes was 2.62%. The Company used the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial paper program used to finance the cash contribution made in connection with the share exchange with Henkel.

As of June 30, 2004, the Company had two domestic credit agreements totaling $950, including a $600 facility expiring June 2005 and a $350 facility expiring March 2007. During the quarter ended December 31, 2004, these credit agreements were cancelled and replaced by a $1,300 credit agreement, which expires in 2009. As of December 31, 2004, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support commercial paper issuances.

Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $300, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company was in compliance with all restrictive covenants and limitations at December 31, 2004.

(Millions of Dollars, Except Share and Per-Share Amounts)

2. Subsequent Events - Henkel Transaction and Discontinued Operations (Continued)

Guarantees

The Company issued a $250 indemnity to Henkel in November 2004 related to general representations and warranties stated in the Share Exchange Agreement. This indemnity is subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal, and other matters and have terms with varying expiration dates. The Company has not recorded any liability related to this guarantee.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel in November 2004 regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel's taxes if the Company's actions result in a breach of the representations and warranties in a manner that causes the share exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount and the Company does not know Henkel's tax basis in the shares exchanged in the exchange transaction nor the effective tax rate that would be applied, although the Company believes Henkel's tax basis in the shares exchanged is low. The Company does note, however, that the potential tax exposure, if any, could be very significant as the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed under the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.

3. Restructuring and Asset Impairment

Restructuring and asset impairment charges were $11, $33 and $184 in fiscal years 2004, 2003 and 2002, respectively.

	2004	2003	2002
Restructuring:			
Severance	$ 1	$ —	$ 23
Plant closure and other	—	—	9
Total restructuring	1	—	32
Asset impairment:			
Goodwill and other intangibles (including deferred translation and deferred charges)	—	33	139
Machinery and equipment	10	—	13
Total asset impairment	10	33	152
Total restructuring and asset impairment expense	$ 11	$ 33	$ 184
Accrued restructuring at beginning of year	$ 6	$ 14	$ 11
Restructuring expense	1	—	32
Payments	(4)	(8)	(29)
Accrued restructuring at end of year	$ 3	$ 6	$ 14

(Millions of Dollars, Except Share and Per-Share Amounts)

3. Restructuring and Asset Impairment (Continued)

Glad Supply Chain Restructuring

Fiscal Year 2004: During the fourth quarter of fiscal year 2004, the Board of Directors approved a supply chain restructuring initiative within the Glad ® business, a division of the Household Products-North America segment. This project includes the restructuring of certain North American Glad manufacturing operations and shifting production among plants and third-party producers to optimize available capacity and operating costs. The Company recorded $11 of charges in the fourth quarter of fiscal year 2004 associated with this initiative. These charges consisted of $1 of employee severance costs and a fixed asset impairment charge of $10 for certain manufacturing equipment that is being taken out of service.

Fiscal Year 2005 (Subsequent Event): During the first quarter of fiscal year 2005, the Board of Directors approved a second restructuring of the Glad supply chain. This second restructuring involves closing a manufacturing facility during fiscal year 2005 and distributing the remaining production between Glad's North American plants and third-party suppliers. The Company anticipates charges of approximately $40 during fiscal year 2005 in conjunction with this restructuring, including charges for employee severance of approximately $5, to be incurred throughout fiscal year 2005, asset impairment charges of $27 expected in the first quarter of fiscal year 2005, and incremental operating costs of $8 associated primarily with equipment and inventory transfer charges.

Fiscal Year 2003 and 2002 Costs

During fiscal year 2003, the Company recorded $33 of restructuring and asset impairment costs, which was driven primarily by a $30 goodwill impairment charge related to the Company's business in Argentina as described in Note 7.

During fiscal year 2002, the Company recorded $139 of charges related to the impairment of goodwill and trademarks associated with its businesses in Argentina and Colombia as described in Note 7. Other fiscal year 2002 charges included severance related to the elimination of positions in the Company's Latin America and U.S. divisions, the write-off of equipment and the closure of certain plants.

4. Discontinued Operations and Divestitures

Brazil Discontinued Operations and other Divestitures

In fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products-Latin America/Other segment, due to the poor economic and market conditions and the Company's lack of business scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. The following table presents the net sales and earnings (losses) from the Brazilian business:

	2004	2003	2002
Net sales	$ —	$ 27	$ 38
Losses from discontinued operations before income taxes	$ (4)	$ (3)	$ (6)
Asset impairment charges	—	(23)	(57)
Income tax benefits	7	5	28
Earnings (losses) from discontinued operations	$ 3	$ (21)	$ (35)

In fiscal year 2004, the Company recognized $7 of income tax benefits related to its discontinued Brazilian operations. The Company recognized $5 of these benefits in the fourth quarter, which includes $3 (or $0.02 per share) of income tax benefits related to losses incurred in the first three quarters of the fiscal year.

(Millions of Dollars, Except Share and Per-Share Amounts)

4. Discontinued Operations and Divestitures (Continued)

Assets held for sale, included in other current assets, were as follows at June 30:

	2004	2003
Brazilian assets	$ 2	$ 5
Other, including former manufacturing facilities held for sale	3	1
Total	$ 5	$ 6

The Company also sold its Jonny Cat litter business and Black Flag insecticides business during fiscal year 2003. The combined sales proceeds and net pre-tax gain on the sale of these two businesses were $14 and $2, respectively. During fiscal year 2002, the Company sold its MaxForce professional insecticides business and its Himolene industrial trash can liner business. The combined sales proceeds and net pre-tax gain on these divestitures were $65 and $33, respectively.

5. Inventories

Inventories at June 30 were comprised of the following:

	2004	2003
Finished goods	$ 243	$ 179
Work in process	3	9
Raw materials and packaging	68	87
LIFO allowances	(9)	(8)
Allowances for obsolescence	(4)	(3)
Total	$ 301	$ 264

The LIFO method was used to value approximately 44% of inventories at both June 30, 2004, and 2003, respectively. If the cost of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $9 and $8 at June 30, 2004 and 2003, respectively. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2004, 2003 and 2002.

Changes in the allowance for inventory obsolescence were as follows:

	2004	2003	2002
Beginning of year	$ (3)	$ (12)	$ (48)
Inventory obsolescence	(14)	(8)	(15)
Deductions for inventory write-offs	13	17	51
End of year	$ (4)	$ (3)	$ (12)

(Millions of Dollars, Except Share and Per-Share Amounts)

6. Property, Plant and Equipment

The components of property, plant and equipment at June 30 were as follows:

	2004	2003
Land and improvements	$ 93	$ 95
Buildings	480	461
Machinery and equipment	1,255	1,211
Computer hardware	113	101
Capitalized software costs	219	109
Construction in progress	50	129
	2,210	2,106
Less accumulated depreciation and amortization	(1,158)	(1,034)
Net	$ 1,052	$ 1,072

Depreciation expense was $167, $147 and $145 in fiscal years 2004, 2003 and 2002, respectively.

7. Goodwill, Trademarks and Other Intangible Assets

Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2004 and 2003, by operating segment are summarized below. Goodwill is reported net of accumulated amortization of $357 at both June 30, 2004 and 2003, respectively.

	Household Products				
	North America	Latin America and Other	Specialty Products	Corporate Interest and Other	Total
Balance as of June 30, 2002	$ 119	$ 170	$ 370	$ 69	$ 728
Acquisitions and sales	1	—	(1)	—	—
Asset impairment	—	(8)	—	—	(8)
Reclassification (to) from trademarks	—	(11)	15	—	4
Translation adjustments and other	5	4	(3)	—	6
Balance as of June 30, 2003	125	155	381	69	730
Acquisitions	1	6	—	—	7
Translation adjustments and other	(3)	8	—	—	5
Balance as of June 30, 2004	$ 123	$ 169	$ 381	$ 69	$ 742

Changes in trademarks and other intangible assets by operating segment, for the fiscal years ended June 30, 2004 and 2003 are summarized below. These intangible assets, which are subject to amortization, are reported net of accumulated amortization of $152 and $137 at June 30, 2004 and 2003, respectively. The estimated amortization expense for these intangible assets is $10 for fiscal year 2005 and $9 for each of the fiscal years 2006, 2007, 2008 and 2009.

	Trademarks and other intangible assets Subject to amortization					
	Patents	Technology	Other	Sub-Total	Trademarks not subject to amortization	Total
Net balance as of June 30, 2002	$ 8	$ 13	$ 33	$ 54	$ 519	$ 573
Venture agreement	—	96	—	96	—	96
Translation adjustments and other	—	1	(1)	—	—	—
Reclassification to goodwill	—	—	—	—	(4)	(4)

Amortization	(5)	(5)	(4)	(14)	—	(14)
Net balance as of June 30, 2003	3	105	28	136	515	651
Acquisitions	—	1	—	1	2	3
Translation adjustments and other	—	—	(4)	(4)	(2)	(6)
Amortization	(3)	(9)	(3)	(15)	—	(15)
Net balance as of June 30, 2004	$ —	$ 97	$ 21	$ 118	$ 515	$ 633
Weighted average life (in years)	16	13	19	14		14

(Millions of Dollars, Except Share and Per-Share Amounts)

7. Goodwill, Trademarks and Other Intangible Assets (Continued)

The Company performed its annual review of intangible assets in the third quarter of fiscal year 2004 and determined that there were no instances of impairment. In-depth business reviews of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair values for these reporting units are only slightly in excess of carrying amounts. The Company is closely monitoring events, circumstances, and changes in the businesses that might imply a reduction in fair value leading to additional impairment losses. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that certain intangible assets may have become impaired.

During fiscal year 2003, the Company recorded a $30 pre-tax impairment charge related to its business in Argentina, of which $8 was recorded as a reduction to goodwill, $9 to deferred charges and $13 to deferred translation. This impairment charge was driven by the continued unsettled conditions in the local market and significant changes in competitor actions that resulted in a change to the Company's marketing strategy for Argentina.

During fiscal year 2002, the Company recorded a pre-tax charge of $100 related to its business in Argentina due to significant currency devaluations, a weakening market and poor economic conditions. Of this charge, $21 was recorded to goodwill, $13 was recorded to trademarks, and $66 was recorded as a reduction to deferred translation. The Company also recognized a pre-tax impairment charge of $39 in fiscal year 2002 related to its business in Colombia due to a weakening market and poor economic conditions in that country. Of this charge, $8 was recorded to goodwill, $22 was recorded to trademarks, and $9 was recorded as a reduction in deferred translation.

8. Other Assets

Other assets were comprised of the following at June 30:

	2004	2003
Pension benefit costs	$ 119	—
Equity investments in:		
Henkel Iberica	62	$ 56
Other entities	45	39
Investment in low income housing partnerships	51	46
Other investments	39	2
Non-qualified retirement plan assets	21	22
Derivative contracts	3	41
Other	24	28
Investment fund	—	14
Total	$ 364	$ 248

Equity Investments

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The most significant of these investments is a 20 percent joint venture interest in Henkel Iberica, a subsidiary of Henkel, which is a related party of the Company. The principal businesses of this entity include the manufacturing and distribution of laundry and home care products, cosmetic products and consumer adhesive products.

(Millions of Dollars, Except Share and Per-Share Amounts)

8. Other Assets (Continued)

Investment in Low Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 55 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits, which are accounted for in accordance with Emerging Issues Task Force Issue 94-1, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects." Tax benefits, net of equity in the losses of the low-income housing partnerships, were $8, $14, and $11 in fiscal years 2004, 2003 and 2002, respectively. At June 30, 2004, the Company's estimated future capital requirements for the partnerships were approximately $9, $3, $2, $2, $1 and $1 in fiscal years 2005, 2006, 2007, 2008, 2009 and thereafter, respectively. Other than the expected tax credits, the Company does not anticipate any cash distributions from these partnerships nor does the Company expect any additional cash outflows to the partnerships other than the capital requirements. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than the capital requirements. Recovery of the Company's investments in the partnerships is accomplished through the utilization of low-income housing tax credits and partnership losses. The risk of these tax credits being unavailable to the Company is considered very low.

Investment Fund

The Company is a 99% limited partner in an investment fund. The Company's risk of loss from the fund is limited to the amount of its investment and it has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements with the fund or its general partner that would require any future cash contributions or disbursements to the fund. As described in Note 1, the Company's investment in the fund is reflected on a consolidated basis as of June 30, 2004. Since the Company elected to consolidate the fund on a prospective basis as of March 31, 2004, the Company's investment in the fund continues to be reflected on the equity basis as of June 30, 2003. As of June 30, 2004, the fund's net assets consisted of $1 of cash and cash equivalents.

Non-Qualified Retirement Plan Assets

The majority of the non-qualified retirement plan assets at June 30, 2004 were held in a trust owned life insurance policy, whose investment assets are a separately-managed portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in value recorded in net earnings.

9. Accrued Liabilities

Accrued liabilities at June 30 consisted of the following:

	2004	2003
Taxes	$ 377	$ 233
Trade and sales promotion	122	135
Compensation and employee benefit costs	88	94
Other	56	75
Total	$ 643	$ 537

(Millions of Dollars, Except Share and Per-Share Amounts)

10. Debt

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2004	2003
U.S. dollar-commercial paper	$ 286	$ 358
Notes payable	3	3
Total	$ 289	$ 361

The weighted average interest rate for notes and loans payable was 1.1%, 2.3% and 2.8% for fiscal years 2004, 2003 and 2002, respectively. The carrying value of notes and loans payable at June 30, 2004 and 2003 approximated the fair value of such debt.

Long-term debt at June 30 included the following:

	2004	2003
Senior unsecured notes and debentures:		
6.125%, $300 due February 2011, including premiums	$ 321	$ 338
7.25%, $150 due March 2007	150	150
Preferred interest transferable securities	—	198
Industrial revenue bond	—	13
Foreign bank loans	6	9
Total	477	708
Less: current maturities	(2)	(213)
Long-term debt	$ 475	$ 495

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.8%, 3.1% and 5.0% for fiscal years 2004, 2003 and 2002, respectively. The estimated fair value of long-term debt, including current maturities, was $493 and $734 at June 30, 2004 and 2003, respectively.

Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $100, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company was in compliance with all restrictive covenants and limitations at June 30, 2004.

As of June 30, 2004, the Company had two domestic credit agreements totaling $950, including a $600 facility expiring June 2005 and a $350 facility expiring March 2007. As of June 30, 2004, there were no borrowings under these credit agreements. In addition, the Company had $12 of foreign working capital credit lines and overdraft facilities at June 30, 2004, of which $6 was available for borrowing.

Debt maturities as of June 30, 2004 are $2, $2, $152, $0, $0 and $300 in fiscal years 2005, 2006, 2007, 2008, 2009 and thereafter, respectively.

(Millions of Dollars, Except Share and Per-Share Amounts)

11. Fair Value of Financial Instruments

The Company's derivative financial instruments were recorded at fair value in the consolidated balance sheets at June 30 as follows:

	2004	2003
Current assets:		
Foreign exchange contracts	$ 1	$ 1
Other assets:		
Interest rate swaps	—	39
Commodity purchase contracts	3	2
Current liabilities:		
Interest rate swaps	—	2

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other income. The pre-tax effect on net earnings from these contracts was a gain of $2. All hedges accorded hedge accounting treatment are considered highly-effective.

In fiscal year 2004, the Company also terminated the interest rate swap agreements associated with its senior unsecured note maturing in February 2011. The fair value of these swaps, which totaled $24 upon termination, is being recognized in net earnings on a straight-line basis over the remaining life of the note.

The Company uses foreign exchange contracts, including forward, swap and option contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for U.S. Dollars and other currencies. Contracts outstanding as of June 30, 2004 will mature over the next fiscal year.

The Company also uses commodity futures, swap, and option contracts to fix the price of a portion of its raw material requirements. Contract maturities, which extend to fiscal year 2006, are matched to the length of the raw material purchase contracts. Realized contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pre-tax net gains for commodity contracts in accumulated other comprehensive net income that is expected to be reclassified into net earnings during the year ending June 30, 2005 is immaterial.

The notional and estimated fair values of the Company's derivative instruments are summarized below as of June 30:

	2004		2003	
	Notional	Fair Value	Notional	Fair Value
Derivative Instruments				
Debt-related contracts	$ —	$ —	$ 400	$ 41
Foreign exchange contracts	36	1	259	—
Commodity purchase contracts	43	3	125	2
Commodity option contracts	2	—	—	—

The carrying values of cash, short-term investments, accounts and notes receivable, accounts payable and other derivative instruments approximate their fair values at June 30, 2004 and 2003. The Company has used market information for similar instruments and applied judgment in estimating fair values. See Note 10 for fair values of notes and loans payable and long-term debt.

(Millions of Dollars, Except Share and Per-Share Amounts)

12. Other Liabilities

Other liabilities consisted of the following at June 30:

	2004	2003
Venture agreement net terminal obligation	$ 125	$ 125
Retirement healthcare benefits	82	80
Qualified and nonqualified pension plans	42	64
Deferred compensation plans	50	47
Environmental remediation	29	17
Long term disability post employment obligation	19	15
Other	30	28
Total	$ 377	$ 376

Venture Agreement

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company ("P&G") to form a venture related to the Company's Glad plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and other proprietary technologies to the Company in exchange for an interest in the profits and losses, and cash flows, as contractually defined, of the Glad business. P&G is also providing and being reimbursed for research and development support to the Glad business for the first ten years of the venture, subject to renewal options. During the period ending December 31, 2003, all profits, losses and cash flow, as contractually defined, of the Glad business were allocated to the Company. During calendar year 2004, profits and losses, and cash flow, as contractually defined, of the Glad business were allocated 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at predetermined prices. This option had not been exercised as of June 30, 2004. The agreement can be terminated under certain circumstances including, at the option of P&G, a change in control of the Company, or, at either party's option, the sale of the Glad business by the Company. Upon termination of the agreement, the Company will purchase P&G's interest for cash at fair value as established by a pre-determined valuation procedure. Following termination, the Glad business will retain these exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

At inception of the agreement, the production and research and development equipment, and the technologies contributed by P&G were valued and recorded at $29 and $96, respectively. The production and research and development equipment is being depreciated on a straight-line basis over useful lives ranging from two to ten years and intangible assets are being amortized on a straight-line basis over a twelve-year period. The Company also recorded $125 as a net terminal obligation liability at inception of the agreement, which reflected the initial fair value of the contractual requirement to repurchase P&G's interest at the termination of the agreement. This obligation is being adjusted to fair value on an annual basis.

13. Stockholders' Equity

The Company has two share repurchase programs, consisting of an open-market program and a program to offset the impact of share dilution related to the exercise of stock options ("evergreen program"). Under the open-market program, the Company's Board of Directors authorized an additional $700 in share repurchases during fiscal year 2004, bringing the total authorization for that program from $1.0 billion to $1.7 billion.

Treasury share repurchases were $220 (5 million shares) in fiscal year 2004, $486 (12 million shares) in fiscal year 2003 and $412 (10 million shares) in fiscal year 2002. Of the 5 million shares repurchased in fiscal year 2004, 1.5 million shares were acquired from Henkel at a total cost of $65.

Treasury share repurchases in fiscal year 2004 were made under both the Company's open-market and evergreen programs. Treasury shares repurchased during fiscal year 2004 under the Company's open-market program were $159 (4 million shares). The total number of shares repurchased as of June 30, 2004 under the open-market program was 22 million at a cost of $932, leaving $768 of authorized repurchases remaining under that program. The remainder of shares repurchased in fiscal year 2004 were allocated to the evergreen program.

13. Stockholders' Equity (Continued)

At June 30, 2001, the Company had share repurchase agreements totaling approximately $246, whereby the Company contracted for future delivery of 2.3 million shares at a strike price of $43 per share on September 15, 2002 and on September 15, 2004, and for future delivery of 1 million shares on November 1, 2003 at a strike price of $51.70 per share. The Company applied the "equity" treatment of accounting to the share repurchase agreements, which allows for classification of such agreements as treasury shares. All share repurchase contracts were settled as of June 30, 2002, including the settlement and delivery of 5.5 million shares for $257 in fiscal year 2002 and the settlement and receipt of net cash proceeds of $76 in fiscal year 2000.

Accumulated other comprehensive net losses at June 30, 2004, 2003, and 2002 included net of tax translation adjustments of $267, $270, and $237 respectively; net of tax estimated fair value of derivative contracts of $1, ($3) and ($9) respectively, and minimum pension liability adjustments of $6 (net of tax), $72 (net of tax) and $68, respectively.

14. Stock Compensation Plans

At June 30, 2004, the Company had various non-qualified stock-based compensation programs, which include stock options, performance units and restricted stock awards. The 1996 Stock Incentive Plan ("1996 Plan") and the 1993 Directors' Stock Option Plan are the only plans with stock awards currently available for grant and both have shares exercisable at June 30, 2004. The Company is authorized to grant up to 26 million common shares under the 1996 Plan, of which 9 million common shares are remaining and could be granted in the future. The Company is authorized to grant up to 400,000 common shares under the 1993 Directors' Stock Option Plan, of which 41,000 common shares are remaining and could be granted in the future. Stock awards outstanding under the Company's plans have been granted at prices which are either equal to or above the market value of the stock on the date of grant, vest over periods from one to seven years and expire no later than ten years after the grant date.

The following table provides information about the Company's common stock that may be issued upon the exercise of options, performance units and restricted stock awards under all the Company's existing non-qualified stock-based compensation programs at June 30, 2004:

Number of shares to be issued upon exercise (in thousands)	13,505
Weighted-average exercise price	$ 36
Number of shares remaining for future issuance (in thousands)	8,838

14. Stock Compensation Plans (Continued)

The status of the Company's stock option plans at June 30 is summarized below:

	Number of Shares	Weighted-Average Exercise Price
	(in thousands)	
Outstanding at June 30, 2001	13,695	$ 31
Granted	3,785	35
Exercised	(1,591)	23
Cancelled	(677)	38
Outstanding at June 30, 2002	15,212	33
Granted	2,009	41
Exercised	(2,202)	25
Cancelled	(424)	41
Outstanding at June 30, 2003	14,595	35
Granted	2,337	45
Exercised	(3,982)	29
Cancelled	(395)	43
Outstanding at June 30, 2004	12,555	38
Options exercisable at:		
June 30, 2004	8,173	$ 35
June 30, 2003	9,208	32
June 30, 2002	9,063	29

The Company accounts for stock-based compensation using the intrinsic value method of APB Opinion No. 25 whereby the options are granted at market price, and therefore no compensation costs are recognized. Pro-forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company's financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.

The weighted-average fair value per share of each option granted during fiscal years 2004, 2003 and 2002, estimated as of the grant date using the Black-Scholes option pricing model, was $12.64, $11.59 and $11.53, respectively.

The following assumptions were used to estimate the fair value of fiscal year 2004, 2003 and 2002 option grants:

	2004	2003	2002
Dividend yield	2.45%	2.11%	2.07%
Expected volatility	33.1%	35.0%	38.4%
Risk-free interest rate	2.5% to 4.0%	2.1% to 4.1%	3.5% to 4.8%
Expected life	4 to 6 years	5 years	4 to 5 years

14. Stock Compensation Plans (Continued)

Summary information about the Company's stock options outstanding at June 30, 2004 is as follows (number of shares in thousands):

Range of Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$7 - $13	69	0.2	$ 13	69	$ 13
13-20	278	1.2	18	278	18
20-27	967	1.9	22	967	22
27-34	59	3.6	33	59	33
34-40	7,647	6.1	37	6,112	37
40-47	2,678	8.8	45	278	43
47-54	116	7.4	50	54	50
54-61	319	4.8	54	319	54
61-67	422	3.3	67	37	67
$7 - $67	12,555	6.1	$ 38	8,173	$ 35

The Company's performance unit programs provide for the issuance of the Company's stock to officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. The Company has not yet recorded a liability related to its unvested programs because the vesting dates extend too far in the future to predict whether the hurdle rates will be achieved. Based on the June 30, 2004 market price of the Company's stock, the expense for these unvested performance unit programs would be $14. Actual compensation related to the performance unit programs was $0, a $7 charge and a $7 credit for fiscal years 2004, 2003 and 2002, respectively. Compensation expense related to the Company's restricted stock programs was $6, $6, and $5 for fiscal years 2004, 2003 and 2002, respectively.

15. Leases and Other Commitments

The Company leases transportation equipment and various manufacturing, warehousing, and office facilities. The Company's leases are classified as operating leases and the Company's existing contracts will expire over the next 14 years. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule by fiscal year of future minimum rental payments required under the Company's existing non-cancelable lease agreements:

Fiscal Year	Future Minimum Rental Payments
2005	$ 44
2006	27
2007	27
2008	19
2009	13
Thereafter	62
Total	$ 192

Rental expense for all operating leases was $68, $56 and $56 in fiscal years 2004, 2003 and 2002, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2013. Future minimum rentals to be received under these leases total $8 and do not exceed $2 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company's purchase obligations include firm commitments for raw material and contract packing purchases, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. As of June 30, 2004, the Company's purchase obligations totaled $170, $51, $27, $26, $13 and $10 for fiscal years 2005 through 2009 and thereafter, respectively.

(Millions of Dollars, Except Share and Per-Share Amounts)

16. Other Income, Net

The major components of other (income) expense, net for the fiscal years ended June 30 were:

	2004	2003	2002
Amortization of trademarks and other intangible assets	$ 7	$ 11	$ 12
Equity in earnings of unconsolidated affiliates			
Henkel Iberica	(11)	(2)	(9)
Other entities	(6)	(7)	(7)
Interest income	(4)	(3)	(4)
Gain on sale of businesses, net	—	(2)	(33)
Foreign exchange losses (gains), net	—	2	(21)
Other expense (income), net	5	(7)	39
Total other income, net	$ (9)	$ (8)	$ (23)

17. Income Taxes

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2004	2003	2002
Current			
Federal	$ 186	$ 122	$ 147
State	19	12	13
Foreign	32	23	30
Total current	237	157	190
Deferred			
Federal	29	95	—
State	(4)	7	(3)
Foreign	—	(2)	(14)
Total deferred	25	100	(17)
Total	$ 262	$ 257	$ 173

The components of earnings (losses) from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2004	2003	2002
United States	$ 639	$ 642	$ 544
Foreign	113	76	(67)
Total	$ 752	$ 718	$ 477

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2004	2003	2002
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.9	1.7	1.4

Tax differential on foreign earnings	(1.2)	(1.0)	1.2
Net adjustment of prior year federal and state tax accruals	0.5	0.1	(3.8)
Change in valuation allowance	(0.4)	0.8	8.0
Low income housing tax credits	(1.1)	(1.9)	(2.4)
Other differences	0.2	1.1	(3.1)
Effective tax rate	34.9%	35.8%	36.3%

(Millions of Dollars, Except Share and Per-Share Amounts)

17. Income Taxes (Continued)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $197 of undistributed earnings of certain foreign subsidiaries at June 30, 2004 since these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $32.

The tax benefit related to the Company's stock option plans is recorded as an increase to equity when realized. In fiscal years 2004, 2003 and 2002, the Company realized tax benefits of approximately $32, $16 and $12, respectively. Stock option tax benefits are reflected as a component of operating cash flows.

Net deferred income tax assets (liabilities), both current and non-current at June 30, resulted from the tax effects of the following temporary differences:

	2004	2003
Deferred taxes — current		
Compensation and benefit programs	$ 11	$ 12
Net operating loss and tax credit carryforwards	8	7
Inventory costs	5	5
Accruals and reserves	(21)	(13)
Other, net	6	4
Subtotal	9	15
Valuation allowance	(2)	(5)
Total current assets, net	7	10
Deferred taxes — noncurrent		
Basis difference in fixed and intangible assets	(196)	(130)
Low income housing partnerships	(26)	(24)
Safe harbor lease agreements	(9)	(12)
Unremitted foreign earnings	(5)	(4)
Compensation and benefit programs	30	67
Merger and restructuring costs	—	7
Net operating loss and tax credit carryforwards	30	33
Accruals and reserves	21	14
Tax effect of deferred translation	12	13
Other, net	6	13
Subtotal	(137)	(23)
Valuation allowance	(37)	(92)
Total noncurrent liabilities, net	(174)	(115)
Deferred tax liabilities, net	$ (167)	$ (105)

The Company reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances as of June 30, 2004 and 2003 were $39 and $97, respectively, and have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 are as follows:

	2004	2003
Valuation allowance at beginning of year	$ (97)	$ (66)
Impairment	49	(12)
Other	9	(19)
Valuation allowance at end of year	$ (39)	$ (97)

The valuation allowance reduction for fiscal year 2004 impairment losses is the result of a reassessment of deferred tax assets for certain Argentina intangibles originally impaired in fiscal year 2002. A private ruling was received from Argentine tax authorities during fiscal year 2004 indicating the Company has no tax basis in these intangibles.   The Company previously carried a 100% valuation allowance on the deferred tax assets for these intangibles.

(Millions of Dollars, Except Share and Per-Share Amounts)

17. Income Taxes (Continued)

As of June 30, 2004, the Company had foreign tax credit carryforwards of $4 with expiration dates between fiscal years 2005 and 2008. The Company also had income tax credit carryforwards in foreign jurisdictions of $3, which have expiration dates between fiscal years 2005 and 2010, and $1, which may be carried forward indefinitely. Tax benefits from foreign net operating loss carryforwards of $27 have expiration dates between fiscal years 2005 and 2013. Additionally, tax benefit from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The IRS has substantially completed its audit of the Company's 1997 through 2000 tax returns. The audit of the 2001 and 2002 tax years is now in progress. In conjunction with its audit of the Company's tax returns, the IRS is auditing the tax returns of the investment fund (Note 8), a partnership in which the Company is a limited partner. Based on its audit of the investment fund, the IRS has proposed certain adjustments to reattribute taxable income generated by the partnership to the Company. The amount of tax potentially resulting from these proposed adjustments, excluding interest and possible penalties, is approximately $200. The Company strongly disagrees with the proposed adjustments and filed a petition in the Federal Tax Court on June 10, 2004 contesting those adjustments. The Company believes it has appropriately accrued for an unfavorable outcome of the dispute and does not currently anticipate that the outcome will have a material effect on its effective tax rate or earnings. Settlement of this issue could require a material cash payment in the period of resolution. Assuming the dispute resolution process follows a normal course, final resolution of the matter and the impact, if any, on the earnings and cash flows of the Company will probably occur within 18 months.

18. Employee Benefit Plans

Retirement Income Plans

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per year of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made discretionary qualified domestic pension contributions of $54 and $37 to its domestic qualified retirement income plans in March 2003 and July 2003, respectively. The Company has also contributed $4 and $1 to its foreign retirement income plans for fiscal years 2004 and 2003, respectively. The Company's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. In fiscal year 2005, Clorox does not expect to make any significant contributions to its domestic and foreign pension plans.

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

(Millions of Dollars, Expect Share and Per-Share Amounts)

18. Employee Benefit Plans (Continued)

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation ("APBO") was 12% for medical and 15% for prescription drugs for 2003-2004. These rates were assumed to gradually decrease by 2% for the next year, then by 1% each year thereafter until an ultimate trend of 5% is reached in 2010. The healthcare cost trend rate assumption has a significant effect on the amounts reported. The table below presents the impact of a one percentage point increase or decrease in the assumed healthcare cost trend rates on the total service and interest cost components and on the postretirement benefit obligations:

	Increase (Decrease)		
	June 30		
	2004	2003	2002
One-percentage-point increase:			
Effect on total service and interest cost components	$ (0.2)	$ —	$ 0.2
Effect on postretirement benefit obligation	(0.7)	(0.3)	1.3
One-percentage-point decrease:			
Effect on total service and interest cost components	0.2	—	(0.2)
Effect on postretirement benefit obligation	0.8	0.4	(1.2)

Summarized information for the Company's retirement income and health care plans are as follows as of and for the fiscal years ended June 30:

	Retirement Income		Retirement Health Care	
	2004	2003	2004	2003
Change in benefit obligations				
Benefit obligation at beginning of year	$ 387	$ 337	$ 76	$ 76
Service cost	12	11	2	2
Interest cost	24	24	5	5
Plan amendments	—	1	—	(4)
Plan adjustments	—	—	—	(4)
Employee contributions to deferred compensation plans	8	8	—	—
Actuarial loss (gain)	3	32	(3)	5
Benefits paid	(30)	(26)	(3)	(4)
Benefit obligation at end of year	404	387	77	76
Change in plan assets				
Fair value of assets at beginning of year	272	247	—	—
Actual return on plan assets	45	11	—	—
Plan adjustments	—	(20)	—	—
Employer contributions to qualified and nonqualified plans	47	60	3	4
Benefits paid	(30)	(26)	(3)	(4)
Fair value of plan assets at end of year	334	272	—	—
Unfunded status	(70)	(115)	(77)	(76)
Unrecognized prior service cost	(4)	(4)	(12)	(14)
Unrecognized loss	118	136	7	10
Prepaid/(accrued) benefit cost	$ 44	$ 17	$ (82)	$ (80)
Amount recognized in the balance sheets consists of:				
Pension benefit costs	$ 119	—	—	—
Accrued benefit liability	(84)	$ (99)	$ (82)	$ (80)
Accumulated other comprehensive net losses	9	116	—	—
Net amount recognized	$ 44	$ 17	$ (82)	$ (80)

The projected benefit obligation, accumulated benefit obligation ("ABO") and fair value of plan assets for those pension plans with an ABO in excess of plan assets were $47, $46, and $4, respectively, as of June 30, 2004 and $350, $337 and $272, respectively, as of June 30, 2003. The Company uses a June 30 measurement date for its significant benefit plans.

(Millions of Dollars, Expect Share and Per-Share Amounts)

18. Employee Benefit Plans (Continued)

At June 30, 2004 and 2003, the Company had additional minimum pension liabilities of $9 and $116, respectively, which were included in accumulated other comprehensive net losses, with an offset to other liabilities. These balances represent the excess of the accumulated benefit obligation over the market value of plan assets and unrecognized losses. At June 30, 2004 and 2003, the Company recorded deferred taxes of $3 and $44 associated with the additional minimum pension liabilities with an offset to accumulated other comprehensive net losses.

	Retirement Income			Retirement Health Care		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost						
Service cost	$ 12	$ 11	$ 11	$ 2	$ 2	$ 2
Interest cost	24	24	23	5	5	5
Expected return on plan assets	(29)	(30)	(31)	—	—	—
Plan adjustments	—	11	—	—	(4)	—
Amortization of unrecognized items	6	(2)	(1)	(1)	(1)	(1)
Total net periodic benefit cost	$ 13	$ 14	$ 2	$ 6	$ 2	$ 6

The weighted average asset allocations of the investment portfolio for the Company's domestic qualified pension plan at June 30 and target allocations are:

Asset Category	% Target Allocation	% Plan Assets at June 30 2004	% Plan Assets at June 30 2003
U.S. Equity	57%	60%	55%
International Equity	18	16	15
Fixed Income	25	24	30
Total	100%	100%	100%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund's current asset allocation. The target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve the Company's overall investment objective and to minimize any concentration of investment risk. The Company's investment objective is to invest plan assets in a manner that will assure sufficient resources to pay current and projected plan obligations over the life of the Plan and minimize the need for additional contributions. The plan is invested in the Wilshire 5000 index fund which contains Company stock within its portfolio.

(Millions of Dollars, Expect Share and Per-Share Amounts)

18. Employee Benefit Plans (Continued)

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations and the net periodic pension and other postretirement benefit expenses (income) for fiscal year end June 30, are as follows:

	Retirement Income		Retirement Health Care	
	2004	2003	2004	2003
Benefit Obligation				
Discount rate				
Range	5.50% to 6.50%	4.75% to 6.25%	6.25% to 6.50%	6.25%
Weighted average	6.48%	6.24%	6.49%	6.25%
Rate of compensation increase				
Range	3.50% to 5.50%	3.50% to 5.50%	NA	NA
Weighted average	4.17%	4.16%	NA	NA
Expected return on plan assets				
Range	6.50% to 8.25%	6.50% to 8.25%	NA	NA
Weighted average	8.19%	8.20%	NA	NA

	Retirement Income		
	2004	2003	2002
Net periodic expense (income)			
Discount rate			
Range	4.75% to 6.25%	5.75% to 7.25%	6.80% to 7.50%
Weighted average	6.24%	7.23%	7.48%
Rate of compensation increase			
Range	3.50% to 5.50%	3.50% to 5.50%	3.50% to 7.50%
Weighted average	4.17%	4.16%	4.43%
Expected return on plan assets			
Range	6.50% to 8.25%	6.50% to 9.50%	6.50% to 9.50%
Weighted average	8.19%	9.41%	9.43%

	Retirement Health Care		
	2004	2003	2002
Net periodic expense (income)			
Discount rate			
Range	6.25% to 6.50%	6.25% to 6.75%	7.00% to 7.50%
Weighted average	6.49%	6.27%	7.49%

Expected benefit payments for the Company's pension and other postretirement plans are as follows:

	Retirement Income	Retirement Health Care
2005	$ 30	$ 7
2006	30	6
2007	33	6
2008	33	6
2009	34	6
Fiscal years 2010-2014	$ 172	$ 31

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

(Millions of Dollars, Except Share and Per-Share Amounts)

18. Employee Benefit Plans (Continued)

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees not covered by collective bargaining agreements. The cost of those plans is based on the Company's profitability and level of participants' deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with the Company's contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on Company performance targets based on sales, operating margins, and return on invested capital ("ROIC"). ROIC is defined as net operating earnings after taxes divided by average invested capital. The aggregate cost of the defined contribution plans was $26, $33, and $38 in fiscal years 2004, 2003 and 2002, respectively. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $2, $2, and $1 in fiscal years 2004, 2003 and 2002, respectively.

19. Industry Segment Information

Information regarding the Company's operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Information presented below for prior years has been reclassified to conform to the current year's presentation of segment results. Intersegment sales are insignificant. The operating segments include:

- Household Products — North America: Includes cleaning, bleach, water filtration products, and the food storage and disposal categories marketed in the United States and all products marketed in Canada. The Soft Scrub cleanser operating business, previously reported as part of the Household Products — North America segment, was included in the businesses exchanged with Henkel (Note 2).
- Specialty Products: Includes charcoal, the United States and European automotive care businesses, cat litter, insecticides, food products and professional products. The domestic insecticides operating business, previously reported as part of the Specialty Products segment, was included in the businesses exchanged with Henkel.
- Household Products — Latin America/Other: Includes operations outside the United States and Canada, excluding the European automotive care business. The international insecticides operating business and the Company's interest in Henkel Iberica, both previously part of the Household Products — Latin America/Other segment, were included in the businesses exchanged with Henkel.

Corporate includes certain non-allocated administrative costs, amortization of trademarks and other intangible assets, interest income, interest expense, and other non-operating income and expense. Corporate assets include cash and cash equivalents, the Company's headquarters and research and development facilities, information systems hardware and software, pension assets, and other investments.

(Millions of Dollars, Except Share and Per-Share Amounts)

19. Industry Segment Information (Continued)

	Fiscal Year	Household Products— North America	Specialty Products	Household Products— Latin America/Other	Corporate	Total Company
Net sales	2004	$ 2,285	$ 1,378	$ 499	$ —	$ 4,162
	2003	2,220	1,324	442	—	3,986
	2002	2,137	1,247	475	—	3,859
Earnings (losses) from continuing operations before income taxes	2004	560	491	115	(414)	752
	2003	566	489	55	(392)	718
	2002	495	483	(76)	(425)	477
Equity in earnings of affiliates	2004	—	—	17	—	17
	2003	—	—	9	—	9
	2002	—	—	16	—	16
Identifiable assets	2004	1,347	916	660	911	3,834
	2003	1,446	906	664	636	3,652
Capital expenditures	2004	47	44	6	73	170
	2003	47	37	7	112	203
	2002	45	30	8	91	174
Depreciation and amortization	2004	77	26	11	81	195
	2003	72	25	10	82	189
	2002	76	25	15	71	187
Significant non-cash charges included in earnings (losses) above:						
Restructuring and asset impairment costs	2004	11	—	—	—	11
	2003	—	—	30	—	30
	2002	9	—	149	—	158

The following table presents the identifiable assets of the exchanged operating businesses reclassified to discontinued operations (Note 2):

	Fiscal Year	Household Products— North America	Specialty Products	Household Products— Latin America/Other	Corporate	Total Company
Identifiable assets	2004	$ 8	$ 27	$ 72	$ 3	$ 110
	2003	9	28	67	1	105

The aggregate net pre-tax gain on divestitures in fiscal year 2003 was $2 and is included in the Specialty Products segment, and was $33 in fiscal year 2002 and is included in the Household Products — North America segment. There were no divestitures in fiscal year 2004.

Net sales to the Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, were 25%, 25%, and 23% of consolidated net sales in fiscal years 2004, 2003 and 2002, respectively. The Household Products — North America and Specialty Products segments net sales to Wal-Mart Stores, Inc. and its affiliates were no greater than 31% and 24%, respectively, of net sales for those segments for any of the fiscal years ended June 30, 2004, 2003 and 2002. No other customers exceeded 6% of consolidated net sales in any year.

(Millions of Dollars, Except Share and Per-Share Amounts)

19. Industry Segment Information (Continued)

Sales of Clorox liquid bleach represented approximately 12% of total Company net sales in fiscal year 2004, with no other product exceeding 10% of net sales in any of the fiscal years ended June 30, 2004, 2003 and 2002.

Net sales and identifiable assets by geographic area as of and for the fiscal years ended June 30 are as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2004	$ 3,547	$ 615	$ 4,162
	2003	3,433	553	3,986
	2002	3,275	584	3,859
Identifiable assets	2004	2,951	883	3,834
	2003	2,794	858	3,652

20. Other Contingencies

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations, and had a recorded liability of $29 and $17 at June 30, 2004 and 2003, respectively, for its share of the related aggregate future remediation costs. One matter, in Dickinson County, Michigan, accounts for a substantial majority of the recorded liability at both June 30, 2004 and 2003. The Company is subject to a cost-sharing arrangement with the other party for this matter, under which it is liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for its own legal fees. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company's estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements by the Michigan Department of Environmental Quality and the timing, varying costs and availability of alternative clean-up technologies that may become available in the future. Although it is possible that the Company's exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

21. Guarantees

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has several indemnification agreements in effect through fiscal year 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements was $11. In addition, the Company is party to a $22 letter of credit issued to one of its insurance carriers. Based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments related to its indemnifications and aforementioned letter of credit will result, and therefore has not recorded any associated liabilities.

22. Earnings per Share

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

	2004	2003	2002
Basic	211,683	218,174	231,849
Stock options and other	2,688	2,518	2,855
Diluted	214,371	220,692	234,704

Stock options to purchase 832,815, 1,045,413, and 1,141,797 shares of common stock for the fiscal years ended June 30, 2004, 2003 and 2002, respectively, were not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive.

23. Unaudited Quarterly Data

		Quarters Ended				
	September 30	December 31	March 31	June 30	Total Year	
Fiscal year ended June 30, 2004						
Net sales	$ 1,006	$ 920	$ 1,051	$ 1,185	$ 4,162	
Cost of products sold	577	527	584	643	2,331	
Earnings from continuing operations	$ 115	$ 101	$ 115	$ 159	$ 490	
Earnings from discontinued operations, net of tax	14	8	11	26	59	
Net earnings (1)	$ 129	$ 109	$ 126	$ 185	$ 549	
Per common share:						
Net earnings						
Basic						
Continuing operations	$ 0.54	$ 0.48	$ 0.55	$ 0.75	$ 2.31	
Discontinued operations	0.07	0.04	0.05	0.12	0.28	
Net earnings	$ 0.61	$ 0.52	$ 0.60	$ 0.87	$ 2.59	
Diluted						
Continuing operations	$ 0.54	$ 0.47	$ 0.54	$ 0.74	$ 2.28	
Discontinued operations	0.06	0.04	0.05	0.12	0.28	
Net earnings	$ 0.60	$ 0.51	$ 0.59	$ 0.86	$ 2.56	
Dividends	$ 0.27	$ 0.27	$ 0.27	$ 0.27	$ 1.08	
Market price (NYSE)						
High	$ 46.52	$ 49.16	$ 50.95	$ 54.29	$ 54.29	
Low	41.60	44.44	46.50	48.73	41.60	
Year-end					53.78	

(1) The Company recognized $5 of income tax benefits in earnings from discontinued operations in the fourth quarter of fiscal year 2004, which includes $3 (or $0.02 per share) of income tax benefits related to losses incurred in the first three quarters of fiscal year 2004. Net earnings from continuing operations for the fourth quarter also includes pre-tax restructuring and asset impairment charges of $11.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
Years Ended June 30, 2004, 2003 and 2002
(Millions of Dollars, Except Market Price and Per-Share Amounts)

23. Unaudited Quarterly Data (Continued)

	Quarters Ended				
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2003					
Net sales	$ 1,005	$ 901	$ 983	$ 1,097	$ 3,986
Cost of products sold	529	487	543	612	2,171
Earnings from continuing operations	$ 144	$ 79	$ 99	$ 139	$ 461
Earnings (losses) from discontinued operations, net of tax	1	10	11	10	32
Net earnings (2)	$ 145	$ 89	$ 110	$ 149	$ 493
Per common share:					
Net earnings					
Basic					
Continuing operations	$ 0.65	$ 0.38	$ 0.46	$ 0.64	$ 2.11
Discontinued operations	—	0.03	0.05	0.05	0.15
Net earnings	$ 0.65	$ 0.41	$ 0.51	$ 0.69	$ 2.26
Diluted					
Continuing operations	$ 0.65	$ 0.37	$ 0.45	$ 0.63	$ 2.08
Discontinued operations	—	0.03	0.05	0.05	0.15
Net earnings	$ 0.65	$ 0.40	$ 0.50	$ 0.68	$ 2.23
Dividends	$ 0.22	$ 0.22	$ 0.22	$ 0.22	$ 0.88
Market price (NYSE)					
High	$ 43.85	$ 46.59	$ 47.11	$ 48.37	$ 48.37
Low	31.92	38.33	37.40	41.40	31.92
Year-end					42.65

(2) Net earnings for the first and second quarters of fiscal year 2003 include the pre-tax effect of restructuring and asset impairment charges of $3 and $30, respectively.

56

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of the accompanying consolidated financial statements and other information contained herein. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which are based on management's best estimates and judgments.

The Company maintains a system of internal accounting controls that includes selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations in the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America.

The Company's Board of Directors has an Audit Committee composed of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.

The Company retained Ernst & Young LLP, independent registered public accounting firm, to audit the 2004 financial statements. Their accompanying report is based on an examination conducted in accordance with auditing standards generally accepted in the United States of America, which includes a review of the Company's systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the Company's financial statements taken as a whole.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders of The Clorox Company:

We have audited the accompanying consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2004. Our audit also included the financial statement schedule listed as Exhibit 99.2 for the years ended June 30, 2004 and 2003. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company and subsidiaries at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2004, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California
August 5, 2004, except for note 2, as to which the date is February 25, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of The Clorox Company and subsidiaries for the fiscal year ended June 30, 2002. Our audit also included the financial statement schedule at Exhibit 99-2 for the fiscal year ended June 30, 2002. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of The Clorox Company and subsidiaries for the fiscal year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic 2002 consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
September 4, 2002
(March 3, 2005 as to the effects of the discontinued operations described in Notes 2 and 4)

FIVE-YEAR FINANCIAL SUMMARY

The Clorox Company

Years ended June 30		2004		2003		2002		2001		2000
In millions, except share and per-share data.										
OPERATIONS										
Net sales	$	4,162	$	3,986	$	3,859	$	3,697	$	3,788
Cost of products sold		2,331		2,171		2,222		2,228		2,162
Gross profit		1,831		1,815		1,637		1,469		1,626
Selling and administrative expenses		543		523		516		472		500
Advertising costs		420		446		381		336		347
Research and development costs		84		75		64		67		60
Restructuring and asset impairment costs		11		33		184		59		36
Interest expense,		30		28		38		88		98
Other (income) expense, net		(9)		(8)		(23)		46		32
Earnings from continuing operations before income taxes		752		718		477		401		553
Income taxes		262		257		173		124		194
Earnings from continuing operations		490		461		304		277		359
Earnings from discontinued operations		59		32		18		48		35
Cumulative effect of change in accounting principle		—		—		—		(2)		—
Net earnings	$	549	$	493	$	322	$	323	$	394
Change in net sales		4%		3%		4%		-2%		3%
Change in net earnings		11%		53%		—		-18%		60%
COMMON STOCK										
Weighted average shares outstanding (in thousands)										
Basic		211,683		218,174		231,849		236,149		236,108
Diluted		214,371		220,692		234,704		239,483		239,614
Earnings (losses) per common share										
Basic										
Continuing operations	$	2.31	$	2.11	$	1.31	$	1.18	$	1.52
Discontinued operations		0.28		0.15		0.08		0.20		0.15
Cumulative effect of change in accounting principle		—		—		—		(0.01)		—
Basic net earnings per common share	$	2.59	$	2.26	$	1.39	$	1.37	$	1.67
Diluted										
Continuing operations	$	2.28	$	2.08	$	1.29	$	1.16	$	1.50
Discontinued operations		0.28		0.15		0.08		0.20		0.14
Cumulative effect of change in accounting principle		—		—		—		(0.01)		—
Diluted net earnings per common share	$	2.56	$	2.23	$	1.37	$	1.35	$	1.64
Dividends per common share	$	1.08	$	0.88	$	0.84	$	0.84	$	0.80
Stockholders' equity per common share at end of year	$	7.23	$	5.69	$	6.13	$	8.17	$	7.73
OTHER DATA										
Property, plant and equipment, net	$	1,052	$	1,072	$	992	$	1,036	$	1,070
Capital expenditures		170		203		174		190		154
Long-term debt		475		495		678		685		590
Total assets		3,834		3,652		3,524		4,028		4,377
Stockholders' equity		1,540		1,215		1,366		1,933		1,819
Return on net sales (1)		13%		12%		8%		9%		10%

| Return on average stockholders' equity (2) | 43% | 38% | 19% | 18% | 23% |

(1)   Return on net sales is calculated by dividing net earnings by net sales.

(2)   Return on average stockholders' equity is calculated by dividing net earnings by the average of the ending balances of the last five quarters of stockholders' equity.